      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1996


                                                      REGISTRATION NO. 333-04561
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   AMENDMENT
                                     NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                        CLAREMONT TECHNOLOGY GROUP, INC.
             (Exact name of registrant as specified in its charter)

            OREGON                           7373                  93-1004490
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                       1600 N.W. Compton Drive, Suite 210
                            Beaverton, Oregon 97006
                                 (503) 690-4000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          Paul J. Cosgrave, President
                        Claremont Technology Group, Inc.
                       1600 N.W. Compton Drive, Suite 210
                            Beaverton, Oregon 97006
                                 (503) 690-4000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                               ------------------

                                   COPIES TO:
      WILLIAM C. CAMPBELL, ESQ.                 THOMAS A. BEVILACQUA, ESQ.
 Ater Wynne Hewitt Dodson & Skerritt,        Brobeck, Phleger & Harrison LLP
                 LLP                          One Market, Spear Street Tower
    222 S.W. Columbia, Suite 1800            San Francisco, California 94105
        Portland, Oregon 97201                        (415) 442-0900
            (503) 226-1191

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                               ------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        CLAREMONT TECHNOLOGY GROUP, INC.

                             CROSS-REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(B),
              SHOWING LOCATION OF INFORMATION REQUIRED BY FORM S-1

FORM S-1 ITEM NUMBER AND CAPTION                                            LOCATION OR CAPTION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Forepart of the Registration Statement; Outside Front
                                                                   Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages of
                                                                   Prospectus
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page of Prospectus; Underwriting
       6.  Dilution.............................................  Risk Factors; Dilution
       7.  Selling Security Holders.............................  Principal and Selling Shareholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to Be Registered...........  Outside Front Cover Page of Prospectus; Dividend
                                                                   Policy; Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not Applicable
      11.  Information with Respect to the Registrant...........  Outside Front Cover Page of Prospectus; Summary; Risk
                                                                   Factors; Dividend Policy; Selected Consolidated
                                                                   Financial Data; Management's Discussion and Analysis
                                                                   of Financial Condition and Results of Operations;
                                                                   Business; Management; Certain Transactions;
                                                                   Principal and Selling Shareholders; Description of
                                                                   Capital Stock; Shares Eligible for Future Sale;
                                                                   Consolidated Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 1, 1996


                                     [LOGO]

                                2,800,000 SHARES

                                  COMMON STOCK

    Of the 2,800,000 shares of Common Stock offered hereby, 1,750,000 shares are being sold by Claremont Technology Group, Inc. ("Claremont" or the "Company") and 1,050,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $17.00 and $19.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.
                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                                ----------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS
    THE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  PASSED   UPON
      THE    ACCURACY    OR    ADEQUACY    OF    THIS    PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            UNDERWRITING                       PROCEEDS TO
                             PRICE TO       DISCOUNTS AND     PROCEEDS TO        SELLING
                              PUBLIC         COMMISSIONS      COMPANY (1)     SHAREHOLDERS
Per Share...............         $                $                $                $
Total (2)...............         $                $                $                $

(1) Before deducting expenses payable by the Company estimated at $800,000.

(2) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 420,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will
    be $       , $       , $       and $       , respectively.
                               ------------------

    The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California, on or about            , 1996.

ROBERTSON, STEPHENS & COMPANY

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                                               J.P. MORGAN & CO.

                  THE DATE OF THIS PROSPECTUS IS       , 1996

[INSIDE COVER GRAPHICS--Graphical Depiction in color of the three phases of the Company's TISE methodology]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    UNTIL               , 1996 (25 DAYS AFTER  THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ------------------

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Summary....................................................................................................          4
Risk Factors...............................................................................................          6
Use of Proceeds............................................................................................         12
Dividend Policy............................................................................................         12
Capitalization.............................................................................................         13
Dilution...................................................................................................         14
Selected Consolidated Financial Data.......................................................................         15
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         16
Business...................................................................................................         23
Management.................................................................................................         31
Certain Transactions.......................................................................................         38
Principal and Selling Shareholders.........................................................................         40
Description of Capital Stock...............................................................................         42
Shares Eligible for Future Sale............................................................................         44
Underwriting...............................................................................................         45
Legal Matters..............................................................................................         46
Experts....................................................................................................         46
Additional Information.....................................................................................         46
Index to Consolidated Financial Statements.................................................................        F-1

                               ------------------

    The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements and an opinion thereon expressed by its independent public accountants, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

    The Company was incorporated in Oregon in 1989 under the name Claremont Consulting Group, Inc. The Company's name was changed to Claremont Technology Group, Inc. in 1993. The Company's executive offices are located at 1600 N.W. Compton Drive, Suite 210, Beaverton, Oregon 97006, and its telephone number is 503-690-4000.

    Clarety-TM-, HWIMSy-TM-, The Node Connection-TM-, Northern Diamond-TM-, Premost-TM-, Spibox-TM-, TISE-TM-, Value Server-TM- and Value Software-TM- are United States trademarks of the Company. Tradenames and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

    Claremont Technology Group, Inc. ("Claremont" or the "Company"), provides enterprise-wide information technology ("IT") solutions that re-engineer mission-critical business processes such as customer service, order processing, billing and logistics. Claremont delivers its services, including IT planning, systems integration and development and outsourcing, through a project management methodology that can employ reusable object oriented software modules and transferable design frameworks on a fixed-price, fixed-delivery-schedule basis or a time and materials basis. Claremont provides solutions to large organizations in select IT intensive, vertical markets including communications, financial services and pension/retirement services. Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets including Canada, the United Kingdom, Saudi Arabia and New Zealand.

    Claremont provides its services to organizations within industries where technology-enabled change and re-engineering of business processes can have a significant competitive impact. The Company's focus on select vertical markets is complemented by its expertise with the particular customer interface within these markets and its dedication to partner with clients to co-develop large scale business solutions. Claremont believes its industry specific expertise and its partnership approach to client relationships gives it a competitive advantage in marketing additional services to its clients and results in high client retention levels. Clients representing 94% of Claremont's fiscal 1995 revenue continue as clients today. The Company's clients include: AT&T and its subsidiaries, Fred Meyer, Inc., Lucent Technologies, Ohio State Teachers Retirement System and PacifiCorp.

    Claremont's  Total  Information  Systems  Engagement  ("TISE")   three-phase
methodology provides a structure through which the Company's skills and knowledge can be effectively deployed. TISE begins with an intensive design phase in which Claremont works with its clients to define their business problem and to develop a high level system design. In the systems development and integration phase, Claremont's consultants can draw from its previously developed reusable object oriented software modules and transferable design frameworks to cost-effectively co-develop and quickly deploy applications solutions. Claremont's approach emphasizes the replacement of outdated and inflexible legacy code as part of the re-engineering process rather than the mere addition of new interfaces. In the final phase of TISE, the Company can provide outsourcing services for ongoing system maintenance and enhancement.

    To achieve its objective of becoming a leading provider of enterprise-wide solutions, the Company intends to expand its client base by leveraging its vertical market expertise, increasing penetration of its existing clients, capitalizing on the benefits of its TISE methodology and providing expertise in high demand, leading edge technologies. Further, Claremont's strategy is to attract and retain superior, highly innovative IT professionals. The Company also plans to expand its geographic presence, industry expertise and technical scope through strategic acquisitions. To facilitate its delivery of technological expertise, Claremont has developed working relationships with companies such as Arbor Software Corporation, Forte Software, Inc., Hewlett Packard Company, International Business Machines Corp. ("IBM"), Microsoft Corporation, Netscape Communications Corporation, Oracle Technology, Inc., Silicon Graphics, Inc. and Sybase, Inc.

                                  THE OFFERING

Common Stock Offered by the Company..................  1,750,000 shares
Common Stock Offered by the Selling Shareholders.....  1,050,000 shares
Common Stock Outstanding after the Offering..........  6,855,611 shares (1)
Use of Proceeds......................................  For repayment of principal and interest on revolving line of
                                                       credit; working capital and general
                                                       corporate purposes.
Proposed Nasdaq National Market Symbol...............  CLMT

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)


                                                                                                       NINE MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                        MARCH 31,
                                               -----------------------------------------------------  --------------------
                                                 1991       1992       1993       1994       1995       1995       1996
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Total revenue..............................  $   4,057  $   9,368  $  15,667  $  15,713  $  27,292  $  18,988  $  33,675
  Income (loss) from operations..............       (185)       125      2,774      2,393      3,432      2,790      3,879
  Net income (loss)..........................       (135)       102      1,591      1,452      2,147      1,743      2,205
  Net income (loss) per common share (2).....  $    (.03) $     .02  $     .28  $     .24  $     .31  $     .25  $     .29
  Weighted average number of common and
   common equivalent shares outstanding (2)..      4,532      4,544      5,796      6,269      7,319      7,215      7,662


                                                                                                MARCH 31, 1996
                                                                                           -------------------------
                                                                                            ACTUAL    AS ADJUSTED(3)
                                                                                           ---------  --------------
BALANCE SHEET DATA:
  Cash and cash equivalents..............................................................  $      80    $   28,575
  Working capital........................................................................      3,066        31,561
  Total assets...........................................................................     18,278        46,773
  Long-term debt, excluding current installments.........................................      1,756         1,756
  Shareholders' equity...................................................................      8,129        36,624

- ------------

(1) Includes 64,516 shares of Common Stock issued from March 31, 1996 through July 1, 1996 pursuant to the exercise of stock options, and 273,913 shares of Common Stock to be issued upon the exercise of currently outstanding options upon completion of this offering. Excludes 2,853,397 shares of Common Stock reserved for issuance upon exercise of currently outstanding options at a weighted average exercise price of $1.87 per share, of which 1,124,830 are currently exercisable. Also excludes 400,000 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $10.33 per share. See "Management -- Stock Option Plans" and "Certain Transactions."


(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income (loss) per common share.

(3) Adjusted to give effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

                               ------------------

    UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." AS USED IN THIS PROSPECTUS, THE TERM FISCAL YEAR SHALL REFER TO THE TWELVE-MONTH PERIOD ENDED OR ENDING JUNE 30 OF THE YEAR GIVEN.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

CLIENT AND INDUSTRY CONCENTRATION; DEPENDENCE ON LARGE PROJECTS

    The Company has derived, and believes that it will continue to derive, a significant portion of its revenue from a limited number of large client projects and in a limited number of industries. The Company's five largest clients accounted for approximately 76% and 63% of its revenue in fiscal 1995 and the first nine months of fiscal 1996, respectively. The Ohio State Teachers' Retirement System and AT&T Network Systems (now Lucent Technologies) accounted for 38% and 19%, respectively, of the Company's revenue in fiscal 1995. Lucent Technologies, Ohio State Teachers' Retirement System, Mississippi Public Employees Retirement System, Fred Meyer, Inc. and PacifiCorp accounted for 24%, 14%, 12%, 8% and 5%, respectively, of the Company's revenue in the nine months ended March 31, 1996. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use the Company's services in a subsequent year. The loss of any large client could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's contracts are terminable by the client following limited notice and without significant penalty to the client. The cancellation of a large project or a significant reduction in the scope of such a project could have a material adverse effect on the Company's business, financial condition and results of operations, and in the past the cancellation of a large project has had such an effect. Furthermore, a decision by any large client not to proceed with a project to the stage anticipated by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of the Company's focus in specific industries the Company's business, financial condition and results of operations are influenced by economic and other conditions affecting these industries, such as economic downturns in the communications or financial services industries, which could lead to a reduction in capital spending on IT projects, governmental spending cuts or general budgetary constraints in the pension/retirement and other government services practice area, which could lead to fewer new projects being undertaken, or changes in government regulations, which could obsolete or require substantial changes to Claremont's existing pre-developed proprietary software products. Any such factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy," and "Business -- Markets and Clients."

NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF

    The Company's business is labor intensive and depends upon the delivery of professional services. Professional fees represented 100%, 100% and 94% of the Company's revenue in fiscal 1994, fiscal 1995 and the nine months ended March 31, 1996, respectively. The Company's success will depend in large part upon its ability to attract, train, retain and motivate highly-skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services offered by the Company. Qualified project managers and senior technical and professional staff are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in training, retaining and motivating employees. The Company's inability to attract, train and retain skilled employees or the Company's employees' inability to achieve expected levels of performance could impair the Company's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. This in turn could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Claremont Personnel."

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

    The Company's revenue and operating results may fluctuate from quarter to quarter based on a number of factors including the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee hiring and utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. In addition, the timing of revenue is difficult to forecast because the Company's sales cycle is relatively long. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. For example, while the number of professional staff the Company employs may be adjusted to reflect active projects, such adjustments take time and the Company must maintain a sufficient number of senior professionals to oversee existing clients and to focus on securing new client engagements. As a result, unanticipated variations in the number or progress toward completion of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in adverse changes to the Company's business, financial condition and results of operation. Seasonal factors such as weather related shut-downs in major markets, vacation days, total business days in a quarter, or the business practices of clients such as deferring commitments on new projects until after the end of the calendar or the client's fiscal year could require the Company to maintain under-utilized employees and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. Any shortfall in revenue or earnings from expected levels or other failure to meet expectations of securities analysts or the market in general regarding results of operations could have an immediate and significant adverse effect on the market price of the Company's Common Stock. Given the possibility of such fluctuations, the Company believes that comparisons of its results of operations for preceding quarters are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Results of Operations."

MANAGEMENT OF GROWTH

    The Company's growth has placed significant demands on its management and other resources. The Company's professional fees increased 67% to $31.7 million for the nine months ended March 31, 1996, from $19.0 million for the comparable period of fiscal 1995. During the same period, the Company's staff increased from 267 to 480 full-time employees and further significant increases are expected. The Company has also expanded geographically by opening new offices and may open additional offices in the future. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities and to attract, train, retain, motivate and manage its employees. In addition, the Company's success will depend in large part on its ability to continue to maintain high rates of employee utilization, set fixed-price fees accurately, maintain project quality and meet delivery dates particularly if the average size of the Company's projects increases. If the Company is unable to manage its growth and projects effectively, such inability would have a material adverse effect on the quality of the Company's services and products, its ability to retain key personnel and its business, financial condition and results of operations. No assurance can be given that the Company's growth rate will continue to be achieved, or if achieved, be maintained or that the Company will be successful in managing its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


FIXED-PRICE CONTRACTS AND OTHER PROJECT RISKS.


    Through the ten-month period ended April 30, 1996, approximately 37% of the Company's professional fees were generated on a fixed-price, fixed-delivery-schedule ("fixed-price") basis, rather than on a time and materials basis. The Company's failure to accurately estimate the resources required for a fixed-price project or its failure to complete its contractual obligations in a manner consistent with the project plan upon which its fixed-price contract was based could have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has been required to commit unanticipated additional resources to complete certain projects, which negatively affected the profitability of such projects and has found it necessary to revise project plans during the project, and to change project managers to insure projects are completed on schedule. The Company may experience similar situations in the future. Failure to anticipate such needs could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may establish a price before the design specifications are finalized, which could result in a fixed price that turns out to be too low and therefore adversely affects the Company's business, financial condition and results of operations. Furthermore, many of the Company's engagements involve projects which are critical to the operations of its clients' businesses and which provide benefits that may be difficult to quantify. The Company's failure to meet a client's expectations in the performance of its services could damage the Company's reputation and adversely affect its ability to attract new business, and may have a material adverse effect upon its business, financial condition and results of operations. The Company has undertaken and may in the future undertake projects in which the Company guarantees performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties in completing such projects may result in client dissatisfaction and a reduction in payment to, or payment of damages by, Claremont, any of which could have a material adverse effect on the
Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

EMERGING MARKET; TECHNOLOGICAL ADVANCES

    The Company has derived, and will continue to derive, a substantial portion of its revenue from projects based on open computing systems. The open computing systems market is continuing to develop and is subject to rapid change. The Company's success will also depend in part on its ability to develop IT solutions which keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments in a timely manner or that if addressed the Company will be successful in the marketplace. The Company's delay or failure to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that products or technologies developed by third parties will not render the Company's services noncompetitive or obsolete. See "Business -- Industry Background."

COMPETITION

    The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as consulting and software integration firms including Andersen Consulting, the "Big Six" accounting firms, ISSC (an affiliate of IBM), Computer Sciences Corporation, and with other hardware and application software vendors. In addition there are a number of systems integrators who serve similar markets or provide similar services, such as Cambridge Technology Partners, Renaissance Solutions, Inc., SHL Systemhouse (a subsidiary of MCI), Sapient Corporation and Technology Solutions Company, with whom the Company competes or may compete in the future. Many of these companies have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face additional competition from new entrants into its markets.

    The Company believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and ability to deliver on a fixed-price as well as a time and materials basis. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff; the ownership by competitors of software used by potential clients; the development by others of products and services that are competitive with the Company's products and services; the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by the Company will not cause the Company's revenue or gross margins to decline or otherwise materially adversely affect its business, financial condition and results of operations. See "Business -- Competition."

GROWTH THROUGH BUSINESS COMBINATIONS AND INTERNAL EXPANSION

    The Company intends to continue to seek opportunities to expand by acquiring systems integration and professional consulting businesses in attractive markets or with desirable client relationships, as well as by acquiring businesses with complementary software. The Company continuously evaluates potential business combinations in the ordinary course of business and aggressively pursues attractive transactions. From January 1995 through January 1996, the Company completed the acquisition of Tony Martins & Associes, Inc. and

The Node Connection. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain clients of acquired firms. Additionally, the Company experiences competition for such acquisitions. The Company may start new branch offices or new industry practice areas with its own personnel. Many of the Company's branch offices were originally start-up operations, and not all branch offices and practice areas, whether start-up or acquired, have been successful. There can be no assurance that the Company will be able to identify, acquire or integrate other businesses, or that it will be able successfully to start-up branch operations or industry practice areas. Such efforts, if unsuccessful, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy."

DEPENDENCE ON KEY PERSONNEL


    The Company's success will depend in part upon the continued services of a number of key employees. The loss of the services of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel. In addition, the Company currently maintains key person life insurance with respect to Paul J. Cosgrave, the Company's President and Chief Executive Officer; Karen Fast, Senior Vice President; Edward A. Fullman, Senior Vice President; Stephen
D. Hawley, Senior Vice President; Ross C. Kayuha, Senior Vice President; Antonio Martins, Senior Vice President; and Colin B. McKiernan, Vice President. See "Management -- Employment Agreements."


CONCENTRATION OF CONTROL

    Upon completion of this offering, the officers, directors and 5% shareholders of the Company will beneficially own approximately 53.2% of the Company's outstanding Common Stock (approximately 51.2% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders, if acting together, will have the ability to influence the election of the Company's directors and the outcome of other corporate actions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. Inasmuch as the Company does not have cumulative voting in the election of directors, shareholders with a minority interest are not assured of the ability to elect a representative to the Board of Directors. See "Principal and Selling Shareholders."

INTELLECTUAL PROPERTY RIGHTS


    The Company's success is dependent upon maintenance and protection of its intellectual property rights. The Company relies on a combination of copyrights, trade secrets and trademarks to protect its technology. The Company has applications pending at the United States Patent and Trademark Office with respect to the Company's VALUE SERVER, NORTHERN DIAMOND, PREMOST and VALUE SOFTWARE trademarks. The Company's practice has been to enter into confidentiality agreements with its employees and signed agreements that include nondisclosure provisions with clients. Despite these activities, no assurance can be given that the steps taken by the Company will provide adequate protection of its intellectual property rights or that competitors will not be able to develop similar or functionally equivalent methodologies or products. Additionally, no assurance can be given that foreign copyright and trade secret laws will protect the Company's intellectual property rights. Furthermore, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. In addition, litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as clients) will not be asserted against the Company or that any such assertions would not have a material adverse effect on the Company's business, financial condition or results of operations. If infringement or invalidity claims are asserted against the Company, litigation may be necessary to defend the Company against such claims, and in certain circumstances the Company may choose to seek to obtain a license under the third-party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to the Company, if at all. See "Business -- Intellectual Property Rights."

FOREIGN OPERATIONS

    The Company derived approximately 2% and 5% of its total revenue from clients outside of the United States in fiscal 1995 and in the first nine months of fiscal 1996, respectively. The Company's international business operations are subject to a number of risks, including difficulties in building and managing foreign operation, in translating its methodologies into foreign languages, in enforcing agreements and collecting receivables through foreign legal systems; longer payment cycles; fluctuations in the value of foreign currencies and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DISCRETION AS TO USE OF PROCEEDS

    The Company has not yet identified specific uses of a significant portion of the net proceeds from this offering. The Company's management will retain broad discretion to allocate the net proceeds from this offering to uses that the shareholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a significant return. It is currently anticipated that net proceeds will be used for repayment of indebtedness, general corporate purposes and expansion of the Company's business, including acquisitions, as opportunities arise. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE


    Prior to this offering there has been no public market for the Company's Common Stock. Although the Company's Common Stock has been approved for listing on the NASDAQ National Market System, subject to official notice of issuance, no assurance can be given that an active public market for the Common Stock will develop or be sustained after the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.


    The market for securities of early stage, small market capitalization companies has been highly volatile in recent years as a result of factors often unrelated to a company's operations. In addition, the Company believes factors such as quarterly variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, general conditions in the IT industry or the industries in which Claremont's clients compete and changes in earnings estimates by securities analysts, could contribute to the volatility of the price of the Company's Common Stock and could cause significant fluctuations in its price. These factors, as well as general economic conditions such as recessions or high interest rates, could adversely affect the market price of the Common Stock. Furthermore, in the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

POTENTIAL ISSUANCE OF PREFERRED STOCK

    The Board of Directors has the authority to issue up to 10,000,000 shares of undesignated Preferred Stock and to determine the preferences, limitations and relative rights of shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The potential issuance of Preferred Stock may delay or prevent a change in control of the Company, discourage bids for the Common Stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of the Common Stock. See "Description of Capital Stock -- Preferred Stock."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Second Restated Articles of Incorporation ("Restated Articles"), Second Amended and Restated Bylaws ("Restated Bylaws") and the Oregon Business Corporation Act will effectively make it more difficult for a party to acquire control of the Company through either a tender offer or a proxy contest for the election of directors. The Oregon Control Share Act and the Oregon Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control of the Company. In addition, the Company's Restated Articles contain provisions which (i) when the Company has six or more directors, classify the Board of Directors into three classes, with one class being elected each year,
(ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors and (iii) require the approval of holders of 67% of the outstanding shares of the Company entitled to vote to effect a merger or consolidation of the Company, the sale, lease or exchange of all or substantially all of the Company's assets or the dissolution or liquidation of the Company. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company. See "Description of Capital Stock -- Oregon Control Share and Business Combination Statutes; Certain Provisions of Restated Articles."

DILUTION; NO DIVIDENDS

    The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors participating in this offering will therefore incur immediate, substantial dilution of $13.84 per share. To the extent outstanding options or warrants to purchase the Company's Common Stock are exercised, there will be further dilution. The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. See "Dilution" and "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Company's Common Stock. Of the 6,855,611 shares of Common Stock to be outstanding after the offering (7,159,198 shares if the Underwriters' over-allotment option is exercised in full), the 2,800,000 shares sold in this offering (3,220,000 if the Underwriters' over-allotment option is exercised in full) will be available for resale without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. In addition, approximately 459,000 shares will be eligible for immediate sale in the public market without restriction pursuant to Rule 144(k) under the Securities Act. Approximately 1,656,184 additional shares outstanding upon completion of this offering will be eligible for sale pursuant to Rule 144, and approximately 667,643 shares will be eligible for sale under Rule 701, in each case after the expiration of the 90-day period after the date of this Prospectus. The holders of 3,558,388 shares of Common Stock and the holders of a warrant and options to purchase 2,277,970 shares of Common Stock, have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of the Registration Statement. Robertson, Stephens & Company LLC may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Sales of Common Stock in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. As soon as practicable following 180 days after the effective date of the Registration Statement, the Company intends to file a registration statement under the Securities Act to register approximately 5,200,000 shares of Common Stock reserved for issuance under the Company's stock option plans. Following the closing of the offering, the holders of 1,932,263 shares of Common Stock (including shares issuable upon exercise of a warrant) will be entitled to certain demand and piggyback registration rights with respect to such shares. See "Certain Transactions," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $28.5 million, assuming an initial public offering price of $18.00 per share and after deducting estimated underwriting commissions and offering expenses ($32.9 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds of this offering to repay all indebtedness owed under its $6.0 million revolving line of credit with Bank of America Oregon, a subsidiary of BankAmerica Corporation, outstanding borrowings under which bear interest at Bank of America's NT&SA Reference Rate, plus one quarter of one percent (a rate of 8.5% on June 10, 1996.) As of July 1, 1996 the Company had borrowed approximately $4.6 million under that line of credit. The balance of the net proceeds will be used for working capital, including expected increases in working capital requirements relating to increased accounts receivables associated with increasing revenues and payroll and other costs associated with a growing professional staff and other general corporate purposes. In the normal course of business, the Company evaluates potential acquisitions of businesses, products and technologies that would complement or expand the Company's business. A portion of the net proceeds may be used for one or more such transactions, although the Company has no present commitments or agreements with respect to any such transactions. The Company will not receive any of the proceeds from the sale of Common Stock by Selling Shareholders. See "Principal and Selling Shareholders."


    Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade obligations, including short-term, interest-bearing money market funds. Returns on such investments may be less than those that might otherwise result if the Company were able to use such funds immediately in its operations.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance operations and expansion of its business and does not expect to pay any dividends on its Common Stock in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors and will be based upon the Company's earnings, capital, financial condition and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1996 (i) the actual capitalization of the Company; and (ii) the as adjusted capitalization of the Company after giving effect to certain amendments to the Company's Articles of Incorporation increasing the number of shares of authorized Common Stock to 25,000,000 and Preferred Stock to 10,000,000 and the sale of the 1,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $18.00 per share. See "Use of Proceeds." The information set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                 MARCH 31, 1996
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                 (IN THOUSANDS,
                                                                                               EXCEPT SHARE DATA)
Long-term debt, excluding current installments (1).........................................  $   1,756   $   1,756
Shareholders' equity:
  Preferred stock, no par value per share, 2,000,000 shares authorized, actual; 10,000,000 shares authorized, as adjusted; none outstanding, actual; none outstanding, as
   adjusted................................................................................     --          --
  Common stock, no par value per share, 10,000,000 shares authorized, actual 25,000,000 shares authorized, as adjusted; 4,767,182 shares issued and outstanding, actual;
   6,517,182 shares issued and outstanding, as adjusted (2)................................      1,303      29,798
  Retained earnings........................................................................      6,831       6,831
  Cumulative translation adjustment........................................................         (5)         (5)
                                                                                             ---------  -----------
    Total shareholders' equity.............................................................      8,129      36,624
                                                                                             ---------  -----------
      Total capitalization.................................................................  $   9,885   $  38,380
                                                                                             ---------  -----------
                                                                                             ---------  -----------

- ------------
(1) See Notes 5 and 6 of Notes to Consolidated Financial Statements for description of the Company's long-term debt, excluding current installments.

(2) Excludes 3,189,096 shares of Common Stock issuable upon exercise of options outstanding on March 31, 1996 at a weighted average exercise price of $1.68 per share, of which 1,419,080 were then exercisable. Also excludes 400,000 shares of Common Stock issuable upon exercise of an outstanding warrant issued May 20, 1996 at an exercise price of $10.33 per share. See "Management -- Stock Option Plans," and "Certain Transactions."

                                    DILUTION

    The net tangible book value of the Company as of March 31, 1996 was $5.4 million, or $1.14 per share. Net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Assuming that the 1,750,000 shares of Common Stock offered by the Company hereby had been sold as of March 31, 1996 at an assumed initial public offering price of $18.00 per share, the Company's pro forma net tangible book value at that date (after deducting estimated underwriting discounts and commissions and estimated offering expenses) would have been $27.1 million, or $4.16 per share as of March 31, 1996. This represents an immediate increase in net tangible book value of $3.02 per share to existing shareholders and an immediate dilution of $13.84 per share to purchasers of Common Stock in this offering. Dilution to new investors is determined by subtracting the pro forma net tangible book value per share after this offering from the initial public offering price per share. The following table illustrates this per share dilution.

Assumed initial public offering price per share.....................             $   18.00
  Pro forma net tangible book value per share as of March 31,
   1996.............................................................  $    1.14
  Increase per share attributable to new investors..................       3.02
                                                                      ---------
Pro forma net tangible book value per share after this offering.....                  4.16
                                                                                 ---------
Dilution per share to new investors.................................             $   13.84
                                                                                 ---------
                                                                                 ---------

    The following table summarizes on a pro forma basis, as of March 31, 1996, the difference between existing shareholders and the purchasers of Common Stock in this offering with respect to the number of shares of Common Stock purchased from the Company, the approximate total consideration paid and the average price per share based on an assumed initial public offering price of $18.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

                                                            SHARES PURCHASED (1)      TOTAL CONSIDERATION
                                                          ------------------------  -----------------------  AVERAGE PRICE
                                                            NUMBER      PERCENT      AMOUNT      PERCENT       PER SHARE
                                                          ----------  ------------  ---------  ------------  -------------
Existing shareholders...................................   4,767,182          73%   $   1,303           4%     $     .27
New investors...........................................   1,750,000          27       31,500          96          18.00
                                                                              --                       --
                                                          ----------                ---------
    Total...............................................   6,517,182         100%   $  32,803         100%
                                                                              --                       --
                                                                              --                       --
                                                          ----------                ---------
                                                          ----------                ---------

- ------------
(1) Does not reflect the sale of Common Stock by the Selling Shareholders. The sale of Common Stock by the Selling Shareholders in this offering will reduce the pro forma number of shares held by existing shareholders as of March 31, 1996 to 3,717,182, or approximately 57% of the total number of shares of Common Stock outstanding and will increase the number of shares to be purchased by new investors to 2,800,000, or approximately 43% of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Shareholders."

    The foregoing calculations assume no exercise of outstanding stock options. The Company has reserved 5,200,000 shares of Common Stock for issuance pursuant to the Company's stock option plans. Options to purchase 3,189,096 shares of Common Stock were outstanding at March 31, 1996 at a weighted average exercise price of $1.68 per share, of which options to purchase 1,419,080 shares were then exercisable. The foregoing calculations also assume no exercise of the warrant issued May 20, 1996, for 400,000 shares of Common Stock at $10.33 per share. To the extent any of these options or the warrant are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plans," "Certain Transactions," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for each of the years in the three-year period ended June 30, 1995 and for the nine-month period ended March 31, 1996 and the balance sheet data as of June 30, 1994 and 1995 and March 31, 1996 are derived from the Consolidated Financial Statements of the Company, which are included elsewhere in this Prospectus and have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon also is included herein. The selected consolidated financial data as of June 30, 1992 and 1993, and for the year ended June 30, 1992 has been derived from the consolidated financial statements audited by KPMG Peat Marwick LLP, and not included herein. The statement of operations data for the year ended June 30, 1991 and the nine months ended March 31, 1995 and the balance sheet data as of June 30, 1991 have been derived from the Company's unaudited consolidated financial statements. Such unaudited financial data has been prepared on the same basis as the audited financial data and reflects all normally recurring adjustments which are, in the opinion of management of the Company, necessary for a fair presentation in accordance with generally accepted accounting principles. The selected consolidated financial data should be read in conjunction with, and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                                                                  NINE MONTHS ENDED
                                                           YEAR ENDED JUNE 30,                        MARCH 31,
                                          -----------------------------------------------------  --------------------
                                            1991       1992       1993       1994       1995       1995       1996
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Professional fees.....................  $   4,057  $   9,368  $  15,667  $  15,713  $  27,292  $  18,988  $  31,711
  Resold products and services..........     --         --         --         --         --         --          1,964
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue.......................  $   4,057  $   9,368  $  15,667  $  15,713  $  27,292  $  18,988  $  33,675
Costs and expenses:
  Project costs and expenses............      2,836      6,275      9,112      9,106     13,704      9,267     16,791
  Resold products and services..........     --         --         --         --         --         --          1,874
  Selling, general and administrative...      1,406      2,968      3,781      4,214     10,156      6,931     11,131
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total costs and expenses............      4,242      9,243     12,893     13,320     23,860     16,198     29,796
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) from operations.......       (185)       125      2,774      2,393      3,432      2,790      3,879
Other income (expense), net.............        (55)        45         21         12         67         50        (58)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income before income taxes..........       (240)       170      2,795      2,405      3,499      2,840      3,821
Income tax expense......................       (105)        68      1,204        953      1,352      1,097      1,616
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)...................  $    (135) $     102  $   1,591  $   1,452  $   2,147  $   1,743  $   2,205
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss) per common share
     (1)................................  $    (.03) $     .02  $     .28  $     .24  $     .31  $     .25  $     .29
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and
 common equivalent shares outstanding
 (1)....................................      4,532      4,544      5,796      6,269      7,319      7,215      7,662

                                                                         JUNE 30,
                                                   -----------------------------------------------------
                                                     1991       1992       1993       1994       1995     MARCH 31, 1996
                                                   ---------  ---------  ---------  ---------  ---------  --------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $     364  $     513  $   1,818  $   1,870  $     340    $       80
Working capital (deficit)........................       (349)      (434)     1,014      2,045      2,453         3,066
Total assets.....................................      1,074      2,798      4,620      5,492      9,578        18,278
Long-term debt, excluding current installments...     --            178        120          8        334         1,756
Total shareholders' equity (deficit).............        (88)         7      1,583      2,883      5,101         8,129

- ------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income (loss) per common share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW


    Claremont was organized in June 1989 and secured its first systems consulting and implementation project in July 1989. Claremont provides enterprise-wide IT solutions that re-engineer mission-critical business processes such as customer service, order processing, billing and logistics. Claremont delivers its services, including IT planning, systems integration and development and outsourcing, through a project management methodology that can employ reusable object oriented software modules and transferable design frameworks on a fixed-price, fixed-delivery-schedule basis or a time and materials basis. Claremont provides solutions to large organizations in select IT intensive, vertical markets including communications, financial services and pension/ retirement services. Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets including Canada, the United Kingdom, Saudi Arabia and New Zealand.


    Claremont's revenue is derived primarily from professional fees billed to clients on either a time and materials or a fixed-price basis. Time and materials revenue is recognized as services are performed. Fixed-price revenue is recognized using the percentage-of-completion method, based on the ratio of costs incurred to total estimated project costs. Where these revenue recognition policies result in recognition of revenue before invoices are sent, the revenue in excess of billings is recorded as a current asset on the Company's balance sheet. The cumulative impact of any revisions to the estimate of the percentage-of-completion of any fixed-price contract is reflected in the quarter in which such impact becomes known. Substantially all of Claremont's contracts are terminable by the client following limited notice and without significant penalty to the client. To date, the Company generally has been able to obtain an adjustment in its fees in the event of any significant change in the assumptions upon which the original estimate was made, but no assurances can be given that Claremont will be successful in obtaining such adjustments in the future. See "Risk Factors -- Fixed-Price Contracts and Other Project Risks."

    Project costs consist primarily of salaries paid to Claremont's consultants. Client project margins and personnel utilization percentages are important components in determining Claremont's income from operations. Claremont manages its personnel utilization rates by carefully monitoring its personnel needs and basing most personnel increases on specific project requirements. Utilization reports are produced and reviewed weekly by operating management and monthly by senior management. The number of staff assigned to Claremont's projects may vary widely depending on the size, duration, degree of completion and complexity of each engagement. In addition, project completions and implementation delays may result in periods when personnel are not assigned to active systems projects. The Company must maintain appropriate numbers of senior professionals to both oversee all aspects of existing engagements and participate in business development activities.


    Foreign operations may subject the Company to foreign currency translation adjustments and transaction gains and losses for amounts denominated in foreign currencies. The Company does not currently engage in hedging transactions. There can be no assurance that the effects of potential future foreign currency fluctuations will not have a material adverse impact on the Company's business, financial condition and results of operations. See "Risk Factors -- Foreign Operations."

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenue:

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                                      YEAR ENDED JUNE 30,                MARCH 31,
                                                               ----------------------------------  ----------------------
                                                                  1993        1994        1995        1995        1996
                                                               ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Professional fees..........................................        100%        100%        100%        100%         94%
  Resold products and services...............................      --          --          --          --              6
                                                                      --          --          --          --          --
    Total revenue............................................        100         100         100         100         100

Costs and expenses:
  Project costs and expenses.................................         58          58          50          49          50
  Resold products and services...............................      --          --          --          --              5
  Selling, general and administrative........................         24          27          37          36          33
                                                                      --          --          --          --          --
    Total costs and expenses.................................         82          85          87          85          88
                                                                      --          --          --          --          --
    Income from operations...................................         18          15          13          15          12

Other income (expense), net..................................      --          --          --          --          --
    Income before income taxes...............................         18          15          13          15          12
Income tax expense...........................................          8           6           5           6           5
                                                                      --          --          --          --          --
    Net income...............................................         10%          9%          8%          9%          7%
                                                                      --          --          --          --          --
                                                                      --          --          --          --          --

NINE MONTHS ENDED MARCH 31, 1996 AND 1995

    REVENUE. The Company's revenue consists primarily of professional fees (including license fees for Claremont's reusable software modules), and to a lesser extent resold hardware and software products and resold contract services. The Company's professional fees increased 67% from $19.0 million in the nine months ended March 31, 1995 to $31.7 million in the nine months ended March 31, 1996. Professional fees increased primarily due to an increase in the number of projects performed, both for new and existing clients. In the nine months ended March 31, 1996, $2.0 million, or 6% of revenue, resulted from resold products and services; there was no similar revenue of a material nature in the nine months ended March 31, 1995. Resold products and services are offered to clients on an as needed project basis and are resold with little or no mark-up. The Company does not expect resold products and services to contribute materially to its income from operations, and generally expects to make little or no profit on such products and services. The Company expects to provide such products and services only as an accommodation to the Company's clients as requested for particular projects. Revenue from foreign operations increased from $197,000 in the nine months ended March 31, 1995 to $1.7 million in the nine months ended March 31, 1996. The increase resulted primarily from operations at the Company's Montreal, Canada software factory, which commenced operations during the third quarter of fiscal 1995, largely in support of U.S. domestic clients.


    Claremont's  revenue  has  become decreasingly  dependent  upon  its largest clients, though such concentration remains a characteristic of Claremont's business. The top five clients accounted for 63% of revenue for the nine months ended March 31, 1996, down from 82% of revenue for the nine months ended March 31, 1995. In the nine months ended March 31, 1996 and March 31, 1995 the largest client accounted for 24% and 46% of revenue, respectively. During the nine months ended March 31, 1996, eight clients generated revenue in excess of $1.0 million, compared to six clients during the nine months ended March 31, 1995. The cancellation of a large project or a significant reduction in the scope of such a project could have a material adverse effect on the Company's business, financial condition and results of operations, and in the past the cancellation of a large project has had such an effect. No assurance can be given that such a reduction in concentration will continue or that client concentration will not leave the Company vulnerable to loss of projects or clients, or that such a loss would not have a material adverse impact upon the Company's business, financial condition and results of operations. See "Risk Factors -- Client and Industry Concentration; Dependence on Large Projects."

    PROJECT COSTS AND EXPENSES. Project costs and expenses consist primarily of salaries and employee benefits for personnel dedicated to client projects and associated overhead costs including equipment depreciation and amortization. Project costs and expenses increased 81% from $9.3 million in the nine months ended March 31, 1995 to $16.8 million in the nine months ended March 31, 1996, representing 49% of professional fees in the nine months ended March 31, 1995, and 53% of professional fees in the nine months ended March 31, 1996. The increase in project costs and expenses was due primarily to the addition of project personnel necessary to perform the larger number of client projects. Project personnel increased 85% from 245 at the end of the nine months ended March 31, 1995 to 453 at the end of the nine months ended March 31, 1996 and further increases are expected.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs and expenses consist of costs associated with the Company's executive staff, finance, facilities and human resources departments (collectively, "Administrative Personnel") and travel and business development costs. Selling, general and administrative costs and expenses increased 61% from $6.9 million in the nine months ended March 31, 1995 to $11.1 million in the nine months ended March 31, 1996. The increase is primarily due to a $1.5 million increase in professional development and recruiting expenses associated with the increased professional personnel, $1.6 million in increased facility expenses associated with increased space needs resulting from increased software development efforts performed in-house rather than at client locations and increased numbers of Administrative Personnel. In addition, the Company incurred approximately $300,000 in non-recurring charges attributable to separation agreements with two terminated executives and expansion into international markets during the quarter ended March 31, 1996. See "Certain Transactions." Selling, general and administrative costs and expenses declined from 36% of professional fees in the nine months ended March 31, 1995, to 35% of professional fees in the nine months ended March 31, 1996, due to revenue growth outpacing selling, general and administrative costs and expenses increases on a percentage basis in the period. Administrative Personnel increased 23% from 22 at the end of the nine months ended March 31, 1995 to 27 at the end of the nine months ended March 31, 1996.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net consists primarily of interest expense associated with short term borrowings and interest income on cash and cash equivalents. Other income (expense), net changed from a net income of $50,000 for the nine months ended March 31, 1995 to a net expense of $58,000 for the nine months ended March 31, 1996. The change is primarily attributable to interest expense associated with bank borrowings incurred to finance the Company's acquisition of computer equipment.

    INCOME TAX EXPENSE. Income tax expense represents combined federal, state and foreign taxes at an effective rate of 42% for the nine months ended March 31, 1996 and 39% for the nine months ended March 31, 1995. The increase in the effective tax rate is due to a change in the mix of jurisdictions in which the Company does business, as well as changes in certain federal tax laws.

FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUE. The Company's revenue, all of which was attributable to professional fees, increased 74% from $15.7 million in fiscal 1994 to $27.3 million in fiscal 1995. Revenue increased primarily due to an increase in the number of major projects performed, both for new clients in new markets and industries and for existing clients. In addition, in fiscal 1995 the Company received performance bonuses under a client contract of approximately $1.0 million. In fiscal 1995 the top five clients accounted for 76% of revenue; in fiscal 1994 the top five clients accounted for 92% of revenue. In fiscal 1995 the largest client accounted for 38% of revenue, compared to 72% of revenue in fiscal 1994. In fiscal 1995 seven clients generated revenue of $1.0 million or more; in fiscal 1994 two clients generated revenue of $1.0 million or more.

    PROJECT COSTS AND EXPENSES. Project costs and expenses increased 51% from $9.1 million in fiscal 1994 to $13.7 million in fiscal 1995, but decreased as a percentage of revenue, representing 58% of revenue in fiscal 1994 and declining to 50% of revenue in fiscal 1995. The increase in project costs and expenses was attributable to additional project personnel necessary to perform additional client projects. Project personnel increased 62% from 175 at the end of fiscal 1994 to 283 at the end of fiscal 1995. The decrease in project costs and expenses as a percentage of revenue was due to increased revenue and stronger utilization levels for project personnel.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs and expenses increased 141% from $4.2 million in fiscal 1994 to $10.2 million in fiscal 1995, and increased from 27% of revenue in fiscal 1994 to 37% of revenue in fiscal 1995. This increase resulted from the Company's investments during 1995 in its global infrastructure to sell and service new clients, to enter new industries and markets and its investment in the continued development of its professional staff, and growth in Administrative Personnel. In fiscal 1994 the Company had active practices in two domestic locations: Portland, Oregon and Columbus, Ohio; in fiscal 1995 the Company developed active practices in four additional domestic locations -- Basking Ridge, New Jersey; Cleveland, Ohio; Sacramento, California; Seattle, Washington; and two international sites
- -- Montreal, Canada and London, United Kingdom. Additionally, the Company developed and implemented career path programs for its consulting staff and initiated associated training programs. Administrative Personnel increased 127% from 11 at the end of fiscal 1994 to 25 at the end of fiscal 1995.

    OTHER  INCOME  (EXPENSE),  NET.    Other  income  (expense),  net  increased
primarily due to increased interest income associated with higher cash balances.

    INCOME TAX EXPENSE. Income tax expense increased from $1.0 million in fiscal 1994 to $1.4 million in fiscal 1995 representing an approximate effective tax rate of 40% in both years. The Company changed its method of recognizing income and expenses for income tax purposes from a cash basis to an accrual basis effective July 1, 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

    REVENUE. The Company's revenue, all of which was attributable to professional fees, was unchanged at $15.7 million for both fiscal 1993 and fiscal 1994, as the Company began development of its vertical market focus and expansion of business developments efforts which encompass a long sales cycle. In fiscal 1994 the largest client accounted for 72% of revenue, compared to 78% in fiscal 1993. In fiscal 1994 two clients generated revenues of $1.0 million or more; in fiscal 1993 three clients generated revenues of $1.0 million or more.

    PROJECT COSTS AND EXPENSES. Project costs and expenses remained unchanged from fiscal 1993 to fiscal 1994 at $9.1 million, representing 58% of revenue in fiscal 1993 and fiscal 1994. Project personnel increased 51% from 116 at the end of fiscal 1993 to 175 at the end of fiscal 1994. The majority of the increase in project personnel occurred in the fourth quarter of fiscal 1994 as the Company positioned itself for anticipated growth.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs and expenses increased 12% from $3.8 million in fiscal 1993 to $4.2 million in fiscal 1994, representing 24% and 27% of revenue, respectively. This increase was primarily due to costs associated with increased business development efforts. Administrative Personnel decreased 39% from 18 at the end of fiscal 1993 to 11 at the end of fiscal 1994.

    OTHER  INCOME  (EXPENSE),  NET.    Other  income  (expense),  net  decreased
primarily due to a decline in interest income associated with lower cash balances.

    INCOME TAX EXPENSE. The Company's effective tax rate declined from 43% in fiscal 1993 to 40% in fiscal 1994 due to a change in accounting for incomes taxes as described in Note 7 of Notes to the Consolidated Financial Statements.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly consolidated statement of operations data for each of the seven quarters in the period ended March 31, 1996 and the percentage of the Company's total revenue represented by each item in the respective quarter. In the opinion of management, this information has been presented on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            QUARTER ENDED
                                          ----------------------------------------------------------------------------------
                                                         FISCAL YEAR 1995                          FISCAL YEAR 1996
                                          ----------------------------------------------  ----------------------------------
                                           SEPT. 30    DEC. 31     MARCH 31    JUNE 30     SEPT. 30    DEC. 31     MARCH 31
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Revenue:
  Professional fees.....................  $   6,044   $   6,431   $   6,513   $   8,304   $   8,874   $  10,813   $  12,024
  Resold products and services..........      --          --          --          --              9       1,094         861
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total revenue.......................      6,044       6,431       6,513       8,304       8,883      11,907      12,885

Costs and expenses:
  Project costs and expenses............      2,803       3,069       3,395       4,437       4,709       5,463       6,619
  Resold products and services..........      --          --          --          --              8       1,049         817
  Selling, general and administrative...      1,953       2,004       2,974       3,225       3,230       3,328       4,573
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total costs and expenses............      4,756       5,073       6,369       7,662       7,947       9,840      12,009
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income from operations..............      1,288       1,358         144         642         936       2,067         876

Other income (expense), net.............          8          10          32          17         (5)        (36)        (17)
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income before income taxes..........      1,296       1,368         176         659         931       2,031         859
Income tax expense......................        501         529          68         254         393         859         364
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net income..........................  $     795   $     839   $     108   $     405   $     538   $   1,172   $     495
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------


                                                                      AS A PERCENTAGE OF REVENUE
                                          ----------------------------------------------------------------------------------
Revenue:
  Professional fees.....................        100%        100%        100%        100%        100%         91%         93%
  Resold products and services..........      --          --          --          --          --              9           7
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total revenue.......................        100         100         100         100         100         100         100
Costs and expenses:
  Project costs and expenses............         47          48          52          53          53          46          51
  Resold products and services..........      --          --          --          --          --              9           6
  Selling, general and administrative...         32          31          46          39          37          28          36
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total costs and expenses............         79          79          98          92          90          83          93
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income from operations..............         21          21           2           8          10          17           7
Other income (expense), net.............      --          --              1       --          --          --          --
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income before income taxes..........         21          21           3           8          10          17           7
Income tax expense......................          8           8           1           3           4           7           3
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net income..........................         13%         13%          2%          5%          6%         10%          4%
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------

    The Company's quarterly revenue and results of operations have fluctuated significantly in the past and will likely fluctuate in the future. Factors causing such fluctuations have included and may include, among other factors, the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee hiring and utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, general economic conditions, weather-related shut-downs in major markets, vacation days, total business days in a quarter and the business practices of clients such as deferring commitments on new projects until after the end of the calendar or the client's fiscal year.

    The Company's revenue has increased in each of the quarters presented above. These increases have resulted primarily from an increase in professional fees generated from an increase in the number of projects performed, both for new and existing clients.

    Project costs and expenses have increased in each quarter due to an increased number of project personnel employed to support an increased number of projects. Variability in utilization rates for project personnel has resulted in some quarterly fluctuations in project costs and expenses as a percentage of revenue. Utilization rates may vary based on training schedules, vacation and holiday schedules, severe weather conditions, recruiting requirements, client start-up of new projects and other administrative requirements of project personnel. In the last two quarters presented, resold products and services passed through to clients with less than 5% margin caused a fluctuation in the quarterly results. Without the revenue from resold products and services, project costs and expenses as a percentage of professional fees was 51% and 55%, respectively, in the quarters ended December 31, 1995 and March 31, 1996.

    Selling, general and administrative expenses have increased in each quarter presented as these activities have grown in support of increased revenue. In the quarter ended March 31, 1995 these expenses increased substantially as selling efforts expanded and internal infrastructure investments were made in training, career development and recruiting. In the subsequent quarters these expenses declined as a percentage of sales with the exception of the last quarter presented. Without the revenue from resold products and services, selling, general and administrative expenses as a percentage of professional fees only was 31% and 38% in the quarters ended December 31, 1995 and March 31, 1996. In the last quarter presented, non-recurring charges associated with changes of personnel and expansion into international markets amounted to 3% of professional fees.

    Due to the foregoing factors, among others, it is possible that in some future quarter the Company's results of operations will be below the expectations of the securities analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors -- Variability of Quarterly Operating Results; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has financed its operations and investments in property and equipment primarily through cash generated from operations, bank borrowings and capital lease financing.

    Net cash provided from operations was $1.2 million for the nine months ended March 31, 1996, $231,000 for fiscal 1995, $730,000 for fiscal 1994 and $1.6 million for fiscal 1993. The increase in cash from operations in the most recent nine-month period reported was due primarily to an increase in deferred revenue. The decline in cash provided from operations in earlier periods reflects the Company's investment in growth and fluctuations in deferred revenue.


    The Company has a revolving line of credit with Bank of America Oregon, a subsidiary of BankAmerica Corporation, providing for borrowings of up to $6.0 million. As of March 31, 1996 there were no borrowings against this line, though $125,000 has been used for purposes of a standby letter of credit. As of July 1, 1996, there were $4.6 million in borrowings against this line, all of which the Company expects to repay with a portion of the net proceeds of this offering. Advances under the line of credit bear interest at Bank of America's NT&SA Reference Rate, plus one quarter of one percent; the effective rate at July 1, 1996 was 8.5%. This revolving line of credit expires on August 1, 1997, and borrowings thereunder are secured by all of the assets of the Company.


    The Company has certain non-revolving lines of credit with Bank of America Oregon providing for borrowings of up to $3.0 million, primarily to finance equipment purchases. As of March 31, 1996 there was $2.8 million of related debt outstanding against these lines. Debt service under these lines is payable over 36 months, including principal and interest. There are three separate borrowings under this facility at interest rates ranging from 7.59% to 8.05%, and all such borrowings are secured by all of the assets of the Company.

    The Company is a guarantor on a non-revolving line of credit with Bank of America Oregon which provided for borrowings of up to $2.0 million, for purposes of facilitating the purchase of Claremont's Common Stock by Company executives in July 1995. As of March 31, 1996 there was $1.7 million of related debt outstanding against the line. Advances under the line of credit were made directly to the Company executive with full recourse and bear interest at Bank of America's NT&SA Reference Rate, plus one percentage point. Claremont's guaranty is secured by a pledge of each borrower's shares of the Company's Common Stock. Advances under the line of credit are for 36 months and include monthly interest payments, made by each Company executive, with principal repayment by each Company executive due on or before July 31, 1998. See "Certain Transactions."

    The various lines of credit with Bank of America Oregon are contained in a master Business Loan Agreement which includes covenants relating to the maintenance of certain financial ratios and minimum net worth.


    For fiscal 1995, 1994 and 1993 the Company had capital expenditures of $1.5 million, $247,000 and $207,000, respectively. These expenditures were primarily for workstations, personal computers and furniture. For the nine month period ended on March 31, 1996 the Company had $3.0 million in capital expenditures primarily related to furniture and personal computers, and $1.2 million associated with the capitalization of software development costs. As of March 31, 1996 the Company did not have any material commitments for capital expenditures.


    At March 31, 1996 the Company had working capital of approximately $3.0 million. The Company believes that the cash provided from operations, borrowings available under its revolving line of credit and expected net proceeds of this offering will be sufficient to meet the Company's working capital and capital expenditure requirements for at least the next 24 months.

NEW ACCOUNTING PRONOUNCEMENTS


    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS 121"), which the Company will adopt for its fiscal year ending June 30, 1997, will require "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." In the opinion of the Company's management, the adoption of SFAS 121 will not have any effect on the Company's financial position.



    In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans. The Company will continue to account for employee stock options under APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and therefore believes the statement will have no impact on the Company's financial statements other than expanded footnote disclosure. SFAS 123 will be effective for fiscal years beginning after December 15, 1995.

                                    BUSINESS

    Claremont Technology Group, Inc. ("Claremont" or the "Company"), provides enterprise-wide information technology ("IT") solutions that re-engineer mission-critical business processes such as customer service, order processing, billing and logistics. Claremont delivers its services, including IT planning, systems integration and development and outsourcing, through a project management methodology that can employ reusable object oriented software modules and transferable design frameworks on a fixed-price basis or a time and materials basis. Claremont provides solutions to large organizations in select IT intensive, vertical markets, including communications, financial services and pension/retirement services. Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets including Canada, the United Kingdom, Saudi Arabia and New Zealand.

    Claremont provides its services to organizations within industries where technology-enabled change and re-engineering of business processes can have a significant competitive impact. The Company's focus on opportunities within select vertical markets is facilitated by its expertise with the particular customer interface within these markets and its dedication to partner with clients to co-develop large scale business solutions. Claremont's industry specific expertise and its partnership approach to its client relationships gives Claremont a competitive advantage in marketing additional services to its clients and results in high customer retention levels. Clients representing 94% of Claremont's fiscal 1995 revenue continue as clients today. The Company's clients include: AT&T and its subsidiaries, Fred Meyer, Inc., Lucent Technologies, Ohio State Teachers Retirement System and PacifiCorp.

INDUSTRY BACKGROUND

    Organizations today face constant pressure to improve the quality of products and services, reduce cost and time to market and improve operating efficiency while strengthening customer relationships. To compete effectively, organizations must improve business processes to empower the end user and must develop internal decision-making processes and methods of exchanging information that are more efficient and effective. Such changes mean that IT deployment decisions are increasingly made at the senior executive level rather than at the departmental level and are implemented across the entire organization.
Information systems and their rapid development and deployment have become a source of strategic advantage and are increasingly mission-critical.

    As IT systems have evolved to a value-added component of an organization's strategy, the need has grown to design, develop and deploy business applications solutions rapidly, flexibly and in a technological framework that supports today's geographically distributed business environment. Consequently, there has been a shift in the past few years in the computing platforms favored by large organizations, from single-vendor legacy mainframe-based systems to open, multi-vendor client/server computing systems, and most recently to corporate intranets. However, the benefits of client/server and other advanced technologies can be difficult to obtain, because designing, developing, deploying and managing client/server systems is complex, time consuming and costly. In addition, organizations often lack the range and depth of skills necessary to develop these systems internally and often cannot effectively attract and retain personnel with the required technological expertise.

    Organizations increasingly wish to use their information systems to address these mission-critical business processes faster and more effectively at a lower cost. Computer information systems now often serve as the primary information resource through which organizations serve their customers, and increasingly serve as the organization's primary interface to its customers. Many organizations have found that among the most compelling applications that employ client/server technology are solutions that effectively distribute information directly to the business end user who services customers, or directly to the customers themselves. Applications such as customer service, order processing, billing, distribution and logistics directly influence an organization's ability to generate customer satisfaction and revenue, and therefore tend to be priorities for allocation of any organization's capital budgets in both strong and slow economic climates.

    The complexity of current technologies, the lack of sufficient in-house resources, and the competitive pressures requiring rapid implementation of new mission-critical systems in client/server and distributed technologies, have led to increasing demand for third-party solution providers. To meet that demand effectively, providers of applications and systems solutions require global reach, a full range of technical skill, ability to provide the best available technologies, in-depth knowledge of the customer interface in particular industries and the ability to manage complex technological projects to completion on time and within budget.

THE CLAREMONT SOLUTION

    Claremont combines its expertise in IT consulting and large scale systems integration to provide its clients business solutions that allow them to better serve their customers. The following are key attributes of the Claremont solution:

    MISSION-CRITICAL BUSINESS SOLUTIONS. The Company focuses on providing enterprise-wide IT solutions that re-engineer core business processes such as customer service, order processing, billing and logistics. Claremont's approach minimizes project risk through use of a methodology that emphasizes problem definition and solution design and can employ proven software modules and design frameworks, and through use of experienced personnel with applicable project management and industry expertise.

    VERTICAL MARKET EXPERTISE AND CLIENT PARTNERSHIP. Claremont's vertical market orientation offers applications solutions that are based on in-depth knowledge of particular industries and a detailed understanding of the client's business. By targeting specific industries and developing long-term client relationships, the Company is able to provide enterprise-wide business solutions based on a detailed and thorough understanding of the industry in which the client operates as well as the client's own business processes.

    TISE DEVELOPMENT METHODOLOGY -- REUSABLE SOFTWARE MODULES AND TRANSFERABLE DESIGN FRAMEWORKS. Claremont's Total Information Systems Engagement (TISE) development methodology provides a structure through which the Company's skills and knowledge can be effectively deployed. Claremont's approach emphasizes the replacement of outdated and inflexible legacy code as part of the re-engineering processs rather than the mere addition of new interfaces. The ability to employ previously constructed software modules and design frameworks provides Claremont leverage during the design and integration phases, minimizes business risk and reduces both time to solution and project costs.

STRATEGY

    Claremont's objective is to be a leader in providing enterprise-wide business solutions using the best available technologies that deliver significant performance improvements in a focused group of industries. The Company's strategy to achieve this objective includes the following critical elements:

    EXPAND  CLIENT BASE  BY LEVERAGING VERTICAL  MARKET EXPERTISE.   The Company
seeks to increase its domestic and international client base by further penetrating the markets it currently serves. The Company believes that its vertical industry organization results in a more thorough understanding of each of its clients' businesses. In addition, the ability to employ reusable software modules and transferable design frameworks reduces the time and cost required to implement solutions. Proven software solutions and industry expertise give the Company a competitive advantage as it pursues larger and more complex projects with new clients.

    INCREASE PENETRATION AND RETENTION OF EXISTING CLIENTS. Claremont seeks to expand the nature and scope of existing relationships by strengthening its relationships with those clients. Combining the Company's industry expertise with an in-depth knowledge of the client's systems and business processes provides the Company with a competitive advantage when marketing additional services and solutions to existing clients. The effectiveness of this strategy is evidenced by the fact that clients representing 94% of Claremont's fiscal 1995 revenue continue as clients today.

    CAPITALIZE ON BENEFITS FROM TISE METHODOLOGY. Claremont's TISE methodology is designed to allow the Company's consultants to efficiently develop custom applications solutions. The Company plans to continue to apply and refine the TISE methodology in order to provide margin enhancement through the application of previously developed, reusable software modules and transferable design frameworks, VALUE SERVERS, that are transferable within and across Claremont's target industries. The Company can often leverage the existence of VALUE SERVER solutions when pursuing new business opportunities.

    PROVIDE EXPERTISE IN HIGH DEMAND LEADING EDGE TECHNOLOGIES. Claremont maintains and continues to build expertise in high demand advanced technologies expected to be the most useful and well-supported in the future, such as internet/intranet applications, open computing systems, object oriented solutions and relational database management systems. In support of this strategy, Claremont works with companies such as Arbor Software Corporation, Forte Software, Inc., Hewlett Packard Company, Microsoft Corporation, Netscape Communications Corporation, Oracle Technology, Inc., Silicon Graphics, Inc. and Sybase, Inc. These relationships enable the Company to stay on the leading edge of technological development and also help to attract business opportunities, while still allowing Claremont the freedom to provide technologies to its clients that best suit the client's business needs without bias towards any single vendor.

    ATTRACT AND RETAIN HIGHLY QUALIFIED EMPLOYEES. Attracting and retaining superior, highly innovative IT professionals is a critical element in Claremont's ability to deliver high quality services to its clients. Claremont seeks to achieve this goal by providing a motivational and interactive work environment that features continuous and extensive professional development opportunities, balanced perspective and employee ownership incentives, as well as frequent and open communication at all levels of the organization.

    PURSUE STRATEGIC ACQUISITIONS. The Company expects to expand its geographic presence, industry expertise and technical scope through strategic acquisitions that provide complementary software services or skills, have strategic client relationships or bring specific expertise in target industries.

CLAREMONT SERVICES

    Claremont provides IT applications solutions encompassing IT planning, IT systems integration and development, and IT outsourcing of IT maintenance/enhancement services for large corporations and government organizations in the United States and certain foreign markets including Canada, the United Kingdom, Saudi Arabia and New Zealand. Through its TISE methodology, the Company seeks to deliver, in a timely fashion, cost effective systems that meet the clients' needs and provide the flexiblity to meet future application processing requirements. The Company's TISE methodology for delivering its services is typically divided into the three phases illustrated below:

              [THE CHART WILL GRAPHICALLY DEPICT THE THREE PHASES
                   OF THE TISE METHODOLOGY DESCRIBED BELOW.]

    The following is a brief description of each phase and task of the TISE methodology:

    PHASE I: IT CONSULTING. Generally, IT Consulting precedes the actual systems integration project and is completed in a timeframe of one to two months. IT Consulting typically concludes with a return-on-investment analysis and a proposal including budgets and anticipated timeframe for implementation of the proposed solution. The purpose of this phase is to allow executives, managers and end users from the client work in partnership with Claremont consultants to develop recommendations for strategic business process changes. Claremont's preference is to also develop a high-level architectural infrastructure design in this phase which provides Claremont and the client with a structural roadmap for approaching Phase II, the Systems Development/Integration phase.

    PHASE II: SYSTEMS DEVELOPMENT/INTEGRATION. Systems Development/Integration generally results in delivery of a fully implemented solution in three to 12 months. Appropriate application of the TISE methodology during this phase results in the development of the IT solution, as well as the effective implementation of that solution and meaningful change in the client's business processes. Systems Development/Integration involves these stages:

        PROCESS  DESIGN.   A  key  to Phase  II of  the  TISE methodology  is an
    assessment of the operational impact of a new system, and designing re-engineered business processes for the client to insure that the solution developed will provide the desired results. This process begins at the earliest stages of the design of the application itself, and continues throughout the Systems Development/Integration process. These processes lead to the generation of a high-level object oriented business model and the development of an architected system infrastructure, and can often draw on VALUE SERVER design frameworks already developed by Claremont as central design elements.

        SYSTEM DEVELOPMENT. Once the high-level system infrastructure is in place, the TISE methodology places an emphasis on solving detail-level system logic and design problems before coding begins, and results in sufficiently detailed specifications that enable Claremont to complete the actual coding and testing of the application's software objects in a highly controlled, factory-like manufacturing process. In this process, where appropriate, Claremont can incorporate previously developed and reusable software modules. Because Claremont's solutions replace, rather than simply surround, the client's old and often inflexible legacy code, system development also includes the development of a significant number of interfaces to other client systems. Claremont assembles all the code from the previously completed tasks and conducts a functional test of the new system.

        SYSTEM DEPLOYMENT. Complete implementation of the solution requires two final steps. The first is developing the new job descriptions and operational procedures and training people in how to take maximum advantage of the new system. The second step is to put the entire system through a complete test from the user's perspective, including testing the software, as well as the new procedures and the interfaces with existing systems.

    PHASE III: OUTSOURCING. Outsourcing of the ongoing support and enhancement for the client's new system and/or total system environment is an area of services that has been growing for Claremont over the past few years. The outsourcing phase of the TISE methodology provides opportunities for the Company to enhance client partnerships and broaden the scope of its engagements.

    While individual Phase I projects are small, typically $25,000 to $100,000, total client engagements regularly involve multiple projects over several years and can generate revenue in excess of $20 million. Claremont has been successful in negotiating resale rights for several of its software solutions.

    Claremont provides its services on both a time and materials and fixed-price basis. Invoices for time and materials work are presented on a bi-weekly or monthly basis. Invoices for fixed-price engagements are presented in accordance with achievement of negotiated milestones or dates during the development process.

TECHNOLOGICAL EXPERTISE

    Claremont's Advanced Technology/Internet Practice provides technological resources across all of Claremont's industry practice areas and seeks to build and maintain the Company's expertise in leading edge technologies. Advanced Technology/Internet Practice personnel are located in Montreal, Canada; Basking Ridge, New Jersey; Columbus and Cleveland, Ohio; Beaverton, Oregon; Sacramento, California; Seattle, Washington and North Sydney, Australia. The Advanced Technology/Internet Practice is managed on a world-wide basis so that clients, regardless of location, have access to Claremont's technical expertise.

    At present, Claremont focuses its advanced technology skills in four main areas: object oriented systems development; electronic commerce (internet/intranet and groupware solutions); client/server enterprise architectures (complex network management); and on-line analytical processing (executive support systems/data warehousing). Claremont uses its relationships with hardware and software providers such as Arbor Software Corporation, Forte Software, Inc., Hewlett Packard Company, IBM, Netscape Communications Corporation, Oracle Technology, Inc., Silicon Graphics, Inc., and SyBase, Inc. to help ensure that it remains current with the latest technology and to serve as a source of new business opportunities for the Company's industry practice areas.

MARKETS AND CLIENTS

    Claremont focuses its marketing efforts on clients in information-intensive businesses, including communications, financial services, government services and retail/commercial services. Within these vertical markets, the Company targets clients for whom enterprise-wide IT solutions can provide a competitive advantage. The Company intends to continue to pursue opportunities to provide its services in other industry sectors with similar needs.

    Claremont's most significant clients, in terms of revenue earned in the nine months ended March 31, 1996, within its industry practice areas are listed below:

           COMMUNICATIONS                      FINANCIAL SERVICES
- ------------------------------------  ------------------------------------
AT&T                                  Bank One
Lucent Technologies                   Colonial Pacific Leasing
Sprint                                Lloyds Bank


       PENSION/RETIREMENT AND
      OTHER GOVERNMENT SERVICE             RETAIL/COMMERCIAL SERVICES
- ------------------------------------  ------------------------------------
California Public Employees           Blue Cross/Blue Shield Oregon
Retirement                            Fred Meyer, Inc.
 System ("CalPERS")                   PacifiCorp
Mississippi Public Employee           Wacker Siltronic Corporation
Retirement
 System ("Mississippi PERS")
Ohio State Teachers Retirement
 System ("Ohio STRS")
State of Oregon, Department of
 Environmental Quality

    The Company has in the past derived, and may in the future derive, a significant portion of its revenue from a relatively small number of clients. During the fiscal year ended June 30, 1995, the Company had two clients which each represented in excess of 10% of the Company's revenues: Ohio STRS, 38%, and AT&T Network Systems Group (now Lucent Technologies), 19%. In the nine months ended March 31, 1996, the Company had three clients each of whom represented at least 10% of the Company's revenue: Lucent Technologies, 24%; Ohio STRS, 14%; and Mississippi PERS, 12%. See "Risk Factors -- Client and Industry Concentration; Dependence on Large Projects."

    The Company's IT consulting services focus on four key industry sectors: communications, financial services, pension/retirement and other government services and retail/commercial services which represented approximately 30%, 4%, 34% and 32%, respectively, of the Company's revenue for the nine months ended March 31, 1996.

    COMMUNICATIONS. The Company has rapidly expanded its presence in a variety of communications clients. During fiscal 1995, the Company performed a number of engagements, including assisting in developing the business architecture models for the Saudi Arabian telephone expansion project. AT&T and Lucent Technology are among the Company's clients and the Company has recently added Sprint and the New Zealand Telephone Company to its client list. The communications practice area has developed a VALUE SERVER consisting of a reusable set of object oriented software modules constructed to support communications clients in their billing and customer care functions. Collectively, these modules represent a highly flexible VALUE SERVER to support these critical billing and customer care business functions. The Company believes that in suitable applications the reusable software modules will enable Claremont to offer its clients reduced development time and cost.

    FINANCIAL SERVICES. As with the communications practice, the Company has committed substantial resources to growing its financial services practice on a global scale. Lloyd's Bank is the anchor account for the practice area, and is served out of Claremont's London and Montreal offices. Substantial efforts in this practice area are also underway in Ohio, where BancOne, Limited Credit Services and Fifth Third Bank are clients of the Company, and in the Pacific Northwest where Frank Russell and Colonial Pacific Leasing are clients of the Company.

    PENSION/RETIREMENT AND OTHER GOVERNMENT SERVICES. Claremont began its pension/retirement systems practice as a result of a strategic partnership with the Ohio STRS. The relationship has produced a VALUE SERVER consisting of reusable software modules for the pension/retirement systems industry, which is being marketed under the name CLARETY. The CLARETY product was created using the Forte software development client/server tool set. Claremont is currently implementing CLARETY software for Mississippi PERS, and CLARETY has just been selected for implementation by the State of New Hampshire. The Company believes that CLARETY software is the only object oriented client/server product of its kind being marketed to the pension/retirement systems market.

    Claremont is a leading provider of IT consulting and custom software development services to the State of Oregon, Department of Environmental Quality and the State of Washington, Department of Ecology. For the Oregon Department of Environmental Quality, Claremont developed a software product called HWIMSY for tracking hazardous waste. Claremont now has marketing rights for this software. Claremont established the health and human services practice area in fiscal 1995 after the recruitment of a team of individuals with in-depth knowledge of the business processes associated with administering the enforcement of child support judgments. Claremont has begun work in the health and human services area for the state governments of Missouri, Oregon and Ohio. The Company has focused its pension/retirement and other government services practice on state and local governments. The Company does not currently provide services to the federal government.

    RETAIL/COMMERCIAL SERVICES. The retail/commercial services practice area consists of services to the manufacturing, retail, public utility and health insurance industries. Claremont provides IT consulting, custom software development and application maintenance/enhancement services to clients in all four industries. Projects in these industries include such applications as systems support for new food distribution systems; an inventory management system for a retail chain; an order processing system for a national wood products company and a customer service system encompassing such functions as meter management, work tracking and accounts receivable for a major utility.

INTELLECTUAL PROPERTY RIGHTS

    The Company's success is dependent upon maintenance and protection of its intellectual property rights. The Company relies on a combination of copyrights, trade secrets and trademarks to protect its technology. The Company has applications pending at the United States Patent and Trademark Office with respect to the

Company's VALUE SERVER, NORTHERN DIAMOND, PREMOST and VALUE SOFTWARE trademarks. The Company's practice has been to enter into confidentiality agreements with its employees and signed agreements that include nondisclosure provisions with its clients. See "Risk Factors -- Intellectual Property Rights."


BUSINESS DEVELOPMENT

    Claremont's business development efforts are based primarily upon personal contacts, the reputations of its senior personnel, industry marketing programs and attendance at appropriate industry forums. Claremont believes that business development is an integral part of the responsibility of practice area leaders and other senior project managers. Claremont also follows a practice of marketing its services through strategic alliances with a select list of hardware and software providers.

    The Company employs an established selling methodology, the Miller-Heiman process. The Miller-Heiman process is focused on sales that involve multiple decisionmakers at different levels in large organizations. The process provides an analytical approach to identifying the key decisionmakers, determining with the client the value to be provided to the client and managing the sales process through completion. Claremont maintains a corporate information database referred to as the Opportunity Center to manage the selling process. The sale of a new project generally involves a three to six month effort. At any given time numerous Claremont professionals are active in the development of new business. The coordination of their efforts and the tracking of their results is critical to Claremont's ability to forecast and adequately staff future work. Claremont's Opportunity Center is a critical management tool to assist the Company's senior executives in managing this process.

COMPETITION

    The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as consulting and software integration firms including Andersen Consulting, the "Big Six" accounting firms, ISSC (an affiliate of IBM), Computer Sciences Corporation and with other hardware and applications software vendors. In addition there are a number of systems integrators who serve similar markets or provide similar services, such as Cambridge Technology Partners, Renaissance Solutions, Inc., SHL Systemhouse (a subsidiary of MCI), Sapient Corporation and Technology Solutions Company, with whom the Company competes or may compete in the future. Many of these
companies  have  significantly  greater   financial,  technical  and   marketing
resources than the Company, generate greater revenue and have greater name recognition than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face additional competition from new entrants into its markets.

    The Company believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and ability to deliver on a fixed-price as well as a time and materials basis. The Company believes it competes favorably with respect to these factors and that the depth of experience with its clients, their industries, and the technologies they implement; the Company's TISE development methodology incorporating object oriented techniques; its focus on the client's core business processes, and its ability to offer fixed-price contracting practices distinguish it from its competitors. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by the Company will not cause the Company's revenue or gross margins to decline or otherwise materially adversely affect its business, financial condition and results of operations. See "Risk Factors -- Competition."

CLAREMONT PERSONNEL

    The success of the Company is based on attracting and retaining talented, creative and experienced people at all levels. The Company dedicates significant senior resources to its recruiting effort, primarily recruiting professionals with both IT consulting and industry experience. All of Claremont's managers and senior managers have substantial expertise in designing and implementing large-scale applications solutions, and many of them have relevant industry experience. As a result, the Company's consultants provide industry knowledge and line management expertise, in addition to technical expertise, to the Company's clients.

    As of May 1, 1996, the Company had a total of 495 employees of whom there were 467 individuals in the professional staff and 28 in administrative roles. The following table summarizes the experience, as of May 1, 1996, of the Company's professional staff.

                                                                                                  AVERAGE RELEVANT YEARS OF
                                                                                                          EXPERIENCE
                                                                                               --------------------------------
TITLE                                                                NUMBER      AVERAGE AGE     CONSULTING        INDUSTRY
- -----------------------------------------------------------------  -----------  -------------  ---------------  ---------------
Officers and Practice Directors..................................          40            40              11                6
Managers and Senior Managers.....................................         112            38               6                6
Senior Consultants...............................................         161            34               3                5
Consultants......................................................         154            29               1                2


TITLE                                                                 TOTAL
- -----------------------------------------------------------------     -----
Officers and Practice Directors..................................          17
Managers and Senior Managers.....................................          12
Senior Consultants...............................................           8
Consultants......................................................           3

    The Company believes that its success in attracting and retaining experienced, highly- qualified personnel is in part attributable to the Company's stock incentive and employee stock ownership plans. These plans are designed to motivate and encourage the loyalty and dedication of the Company's employees, and include vesting provisions designed to encourage long-term employee perspectives and retention of employees.

    In order to accommodate typical project development lead time, the Company has found that it must recruit and hire additional personnel on the basis of anticipated demand for their services. Although this practice has contributed to the Company's growth to date, there can be no assurance that demand for the Company's services will materialize as anticipated, and this practice could result in under-utilized employees and consequently have a material adverse effect upon the Company's business, financial condition and results of operations.

    The Company's employees maintain and continue to build expertise in advanced technologies by regular in-house training programs, which may include vendor demonstrations. Claremont also keeps abreast of such advances and developments by hiring professionals with expertise in technologies that are needed or can be used by the Company and its clients. See "Risk Factors -- Need to Attract and Retain Professional Staff."

FACILITIES

    The Company's headquarters and principle administrative offices are located in approximately 11,011 square feet of leased space located in Beaverton, Oregon. In addition, Claremont has invested in three software development centers, which Claremont refers to as "software factories." These centers are located in Beaverton, Oregon; Montreal, Canada; and Columbus, Ohio.

    The Company's west coast business development and technical development personnel operate from the Beaverton, Oregon location. The Company occupies these premises under a lease expiring in April 1999. In addition, the Company leases 14,517 square feet in Columbus, Ohio for its retirement system national practice, central region business development and technical lab. The lease relating to these premises expires in November 2000. The Company also leases office space in 11 other locations, including Basking Ridge, New Jersey;
Bellevue, Washington; Cleveland, Ohio; Jackson, Mississippi; Morristown, New Jersey; Sacramento, California; New York, New York; White Plains, New York; Montreal, Canada; London, United Kingdom; and North Sydney, Australia, from which regional project management and business development is conducted. Leases for these premises range from 2,050 to 4,395 square feet. The Company anticipates that additional space may be required as the Company's business operations expand and believes it will be able to obtain suitable space as needed.


LEGAL PROCEEDINGS



    On June 5, 1996 the Company received a demand letter from an attorney representing an employee alleging that such employee was subject to a course of conduct by her supervisor which amounted to sexual harassment. The demand letter states that such employee would release her claims against the Company in exchange for the sum of $75,000 as compensatory damages, out of pocket expenses and commissions, Company paid COBRA benefits for a period of 18 months, one year of Company paid life insurance and certain other non-monetary consideration. The Company believes the merits of this claim are questionable and intends to vigorously defend this claim. No assurance can be given that this claim will not result in litigation and that, if commenced, such litigation will not have a material adverse impact on the Company's financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of May 20, 1996, are as follows:

                        NAME                               AGE                            POSITION
- -----------------------------------------------------      ---      -----------------------------------------------------
Paul J. Cosgrave.....................................          45   President and Chief Executive Officer, Director
Dennis M. Goett......................................          47   Chief Financial Officer, Director
Stephen D. Hawley....................................          47   Senior Vice President, Pension and Retirement
Edward A. Fullman....................................          34   Senior Vice President, Communications
Karen Fast...........................................          45   Senior Vice President, Market Development
Ross C. Kayuha.......................................          38   Senior Vice President, Advanced Technology
Jerry L. Stone (1)...................................          53   Director
Neil E. Goldschmidt (2)..............................          55   Director
Phillip W. Seeley (1)(2).............................          49   Director

- ------------
(1) Member, Compensation Committee of the Board of Directors.
(2) Member, Audit Committee of the Board of Directors.

    PAUL J. COSGRAVE has served as Chairman of the Board of Directors of the Company since January 1996, and as President, Chief Executive Officer and a member of the Board of Directors of the Company since July 1994. From January 1993 through June 1994, he served as Executive Vice President of Technology Solutions Company. From February 1992 to December 1992, Mr. Cosgrave served as President and Chief Executive Officer of AGS Computers, a subsidiary of NYNEX Corporation. Prior to January 1992, he served as a Partner in Andersen Consulting, the Management Information Systems Consulting Practice of Arthur Andersen LLP.

    DENNIS M. GOETT has served as Chief Financial Officer and Senior Vice President, Finance of the Company since February 1996 and as a member of the Board of Directors of the Company since April 1996. Since January 1988 he has served as President of Gabriel Partners, Inc., a financial consulting firm. In connection with his financial consulting activities for Gabriel Partners, Mr. Goett was elected an executive officer of a private confectionary company that sought bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 1994. The Bankruptcy Court dismissed the company's bankruptcy petition.

    STEPHEN D. HAWLEY has served as Senior Vice President, Pension and Retirement of the Company since February 1993. From September 1988 through February 1993 he served as a Partner in Andersen Consulting, the Management Information Systems Consulting Practice of Arthur Andersen LLP.

    EDWARD A. FULLMAN has served as Senior Vice President, Communications of the Company since July 1994. From April 1992 through July 1994, he served as a Vice President of NYNEX/DPI Company, a division of NYNEX Corporation. From June 1989, through April 1992, he served as Vice President of AGS Information Services, a division of NYNEX Corporation.

    KAREN FAST has served as Senior Vice President, Market Development of the Company since April 1994. From April 1993 through April 1994, she served as Vice President, Portland Practice of the Company. From January 1991 through April 1993, she served as the Portland, Oregon Manager of the Open Systems Consulting Group, the Systems Integration Practice of IBM.

    ROSS C. KAYUHA has served as Senior Vice President, Advanced Technology of the Company since January 1996. From January 1994 through January 1996, he served as Senior Vice President, Central Region of the Company. From January 1993 through January 1994, he served as Vice President, Central Region of the Company and from April 1992 through January 1993, he served as a Director of Project Management of the Company. From September 1985 through April 1992, he served as a Senior Manager in Andersen Consulting, the Management Information Systems Consulting Practice of Arthur Andersen LLP.

    JERRY L. STONE has served as a member of the Board of Directors of the Company since November 1989. Mr. Stone has been active as a private investor since 1989. From 1986 through January 1989, he served as Chairman and Chief Executive Officer of Marketing One, Inc.

    NEIL E. GOLDSCHMIDT has served as a member of the Board of Directors of the Company since November 1993. Since January 1991, Mr. Goldschmidt has conducted a private law practice focused primarily on strategic planning for national and international business clients. From January 1987 to January 1991, Mr. Goldschmidt served as Governor of the State of Oregon. Prior to his 1986 gubernatorial campaign, Mr. Goldschmidt was an executive of Nike, Inc., serving as International Vice President from 1981 to 1985 and as President of Nike Canada from 1986 to 1987. Furthermore, Mr. Goldschmidt served as Secretary of Transportation in the Carter Administration from 1979 to 1981. Mr. Goldschmidt also serves as a director of Analogy, Inc. and BDM International, Inc.

    PHILLIP W. SEELEY has served as a member of the Board of Directors of the Company since April 1994. Mr. Seeley has served as Executive Vice President of Sales and Marketing of CF Motor Freight, Inc. since July 1994. From January 1990 through July 1994, he served as Vice President of Administration and Technology of Consolidated Freightways, Inc.

    Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. All directors hold office until the next annual meeting of the Company, or until their successors have been duly elected and qualified. There are no family relationships between any of the executive officers or directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors maintains an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Messrs. Goldschmidt and Seeley, oversees actions taken by the Company's independent auditors and reviews the Company's internal audit controls. The Compensation Committee, consisting of Messrs. Stone and Seeley, reviews the compensation levels of the Company's employees and makes recommendations to the Board regarding changes in compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors consists of Messrs. Stone and Seeley, none of whom has been or is an officer or an employee of the Company.

DIRECTOR COMPENSATION

    The members of the Company's Board of Directors are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings. In addition, non-employee members of the Board of Directors receive stock options under the Company's 1996 Stock Option Plan for Nonemployee Directors. See "Stock Option Plans."

EMPLOYMENT AGREEMENTS

    On July 1, 1994, the Company entered into a three-year employment agreement with Paul J. Cosgrave, its President and Chief Executive Officer, which provides for a minimum salary of $400,000 per year and includes among other things provisions for a $150,000 loan, for which Mr. Cosgrave has signed a promissory note due July 1, 1997, or if bonuses are earned earlier, $60,000 out of fiscal 1995 bonus and $90,000 out of fiscal 1996 bonus, and if Mr. Cosgrave leaves the Company, out of termination pay due. The fiscal 1995 bonus was earned and the $60,000 payment made. On February 1, 1996, the Company entered into an employment agreement with Dennis M. Goett, its Chief Financial Officer, which provides for a minimum salary of $295,000 per year. Each agreement provides that the executive is entitled to a car allowance of $650 per month and certain medical benefits. Each agreement further provides that if the executive's employment is terminated at Claremont's election for reasons other than cause, the executive's base salary will continue for the longer of three years from the start date or six months from the termination date; provided, however, that Mr. Goett's salary continuation shall cease if he competes with Claremont or solicits Claremont customers. If termination is for cause or at the executive's choice, each agreement also contains covenants of noncompetition and nonsolicitation of clients. Regardless of the reason for termination, each agreement contains commitments of nonsolicitation of Claremont personnel. In each agreement, the noncompetition and nonsolicitation of clients and employees covenants continue until the later of 18 months after termination of employment, or termination of base salary payments. All other Named Executive Officers and all other Company personnel have executed at-will employment agreements providing for protection of proprietary information and assignment of intellectual property. In addition, these agreements prohibit competition with the Company with respect to its clients or active prospects for varying periods following termination.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION. The following table sets forth certain information concerning compensation earned by the Company's President and Chief Executive Officer and each of the four other most highly compensated executive officers for the year ended June 30, 1995 (collectively, the "Named Executive Officers") (**):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                      -------------
                                                             ANNUAL COMPENSATION       SECURITIES
                                                          --------------------------   UNDERLYING        ALL OTHER
              NAME AND PRINCIPAL POSITION                  SALARY ($)     BONUS ($)    OPTIONS (#)    COMPENSATION ($)
- --------------------------------------------------------  -------------  -----------  -------------  ------------------
Paul J. Cosgrave .......................................      415,000       100,000       650,000           8,724(1)
 President and Chief Executive Officer
Steven L. Darrow(2) ....................................      300,000        --            --               9,791(3)
 Former Chairman of the Board
Stephen D. Hawley ......................................      270,000        --            --               2,145(4)
 Senior Vice President,
 Pension and Retirement
Edward A. Fullman ......................................      207,500        --            30,000           1,030(5)
 Senior Vice President,
 Communications
Ross C. Kayuha .........................................      187,500       250,000        --               1,374(6)
 Senior Vice President,
 Advanced Technology

- ------------
(1) Includes $7,800 attributable to automobile allowance paid to Named Executive Officer and 401(k) matching payments of $924.

(2) Mr. Darrow resigned from the Company effective March 15, 1996, and resigned from the Board of Directors effective April 29, 1996. See "Certain Transactions" for a description of Mr. Darrow's severance agreement.

(3) Includes $5,652 attributable to use by Named Executive Officer of automobile leased by the Company, $3,215 attributable to golf club membership dues paid by the Company on behalf of the Named Executive Officer and 401(k) matching payments of $924.

(4) Includes $1,586 attributable to golf club membership dues paid by the Company on behalf of the Named Executive Officer and 401(k) matching payments of $559.

(5) Represents 401(k) matching payments of $1,030.

(6) Includes $450 attributable to golf club membership dues paid by the Company on behalf of the Named Executive Officer and 401(k) matching payments of $924.


 ** Mr. Dennis Goett, the Company's Chief Financial Officer and a member of  its
    Board of Directors, joined the Company during fiscal 1996. During February 1996, the Company granted Mr. Goett options to purchase 100,000 shares of the Company's Common Stock. See "Management -- Employment Agreements" for a description of Mr. Goett's employment agreement.

OPTION GRANTS

    The following table sets forth information concerning options granted to the Named Executive Officers during the fiscal year ended June 30, 1995 under the Company's 1992 Stock Incentive Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                            INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                           ----------------------------------------------------    VALUE AT ASSUMED
                                            NUMBER OF    PERCENT OF                              ANNUAL RATES OF STOCK
                                           SECURITIES   TOTAL OPTIONS                             PRICE APPRECIATION
                                           UNDERLYING    GRANTED TO     EXERCISE                 FOR OPTION TERM($)(2)
                                             OPTIONS    EMPLOYEES IN    PRICE PER   EXPIRATION   ---------------------
                  NAME                     GRANTED (1)   FISCAL YEAR    SHARE ($)      DATE         5%         10%
- -----------------------------------------  -----------  -------------  -----------  -----------  ---------  ----------
Paul J. Cosgrave.........................     650,000          49.4%         1.73       (3)        707,192   1,792,163
Steven L. Darrow.........................      --            --            --           --          --          --
Stephen D. Hawley........................      --            --            --           --          --          --
Edward A. Fullman........................      30,000           2.3          2.21      1/27/05      41,696     105,665
Ross C. Kayuha...........................      --            --            --           --          --          --

- ------------
(1) Options granted in the fiscal year ended June 30, 1995 become exercisable commencing at the end of the 11th month after the grant date, with two percent of the options becoming exercisable at that time and with an additional two percent of the options vesting at the end of each month thereafter for 49 additional months.

(2) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Common Stock compounded annually for a ten-year period. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.

(3) Options representing 346,818 shares will expire on June 30, 2004, and options representing 303,182 shares will expire on July 2, 2004.

OPTION EXERCISES AND HOLDINGS

    The   following  table  sets  forth  certain  information  regarding  option exercises during the fiscal year ended June 30, 1995 and the value of unexercised options held as of June 30, 1995 by the Named Executive Officers.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT
                                   SHARES                    OPTIONS AT FISCAL YEAR-END    FISCAL YEAR END ($)(2)
                                 ACQUIRED ON      VALUE      --------------------------  --------------------------
             NAME                 EXERCISE    REALIZED ($)(1) EXERCISABLE UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- -------------------------------  -----------  -------------  -----------  -------------  -----------  -------------
Paul J. Cosgrave...............      --            --           217,792       432,208       396,381       786,619
Steven L. Darrow...............      --            --            46,300        63,700       116,676       160,524
Stephen D. Hawley..............      --            --           139,708       121,766       341,508       348,875
Edward A. Fullman..............      --            --             4,200        95,800         7,644       159,956
Ross C. Kayuha.................      46,609        59,348        81,702       106,689       263,021       324,724

- ------------
(1) The value realized is based on the difference between the market price at the time of exercise of the options and the applicable exercise price.

(2) The value of unexercised in-the-money options is calculated based on an estimated fair market value at June 30, 1995 of $3.55 per share. Amounts reflected are based on such estimated fair market value minus the aggregate exercise price and do not necessarily reflect that the optionee sold such stock.

STOCK OPTION PLANS

    1992 STOCK INCENTIVE PLAN. The Company's 1992 Stock Incentive Plan (the "1992 Plan") provides for grants of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "non-qualified stock options" which are not qualified for treatment under Section 422 of the Code, and for direct stock grants and sales to employees or consultants of the Company. The purposes of the 1992 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to the employees and consultants of the Company and to promote business. The 1992 Plan is administered by the Compensation Committee of the Board of Directors.

    The term of each option granted under the 1992 Plan will be ten years from the date of grant, or such shorter period as may be established at the time of the grant. An option granted under the 1992 Plan may be exercised at such times and under such conditions as determined by the Compensation Committee. If a person who has been granted an option ceases to be an employee or consultant of the Company, such person may exercise that option only during the three month period after the date of termination, and only to the extent that the option was exercisable on the date of termination. If a person who has been granted an option ceases to be an employee or consultant as a result of such person's total and permanent disability, such person may exercise that option at any time within twelve months after the date of termination, but only to the extent that the option was exercisable on the date of termination. No option granted under the 1992 Plan is transferable other than at death, and each option is exercisable during the life of the optionee only by the optionee. In the event of the death of a person who has received an option, the option generally may be exercised by a person who acquired the option by bequest or inheritance during the twelve month period after the date of death to the extent that such option was exercisable at the date of death.

    The exercise price of incentive stock options granted under the 1992 Plan may not be less than the fair market value of a share of Common Stock on the date of grant of the option. The exercise price of non-qualified stock options may not be less than 85% of the fair market value of a share of Common Stock on the date of grant. The consideration to be paid upon exercise of an option, including the method of payment, will be determined by the Compensation Committee and may consist entirely of cash, check, shares of Common Stock or any combination of such methods of payment as permitted by the Compensation Committee.

    The 1992 Plan will continue in effect until April 27, 2002, unless earlier terminated by the Board of Directors, but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1992 Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to conform with changes in certain Securities Exchange Act and Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility for Plan participation, or materially increase the benefits to Plan participants must be approved by shareholders.

    At May 1, 1996, options to purchase 924,904 shares of the Company's Common Stock were available for future grants under the 1992 Plan. During the first nine months of fiscal 1996, the number of options granted under the 1992 Plan to the Named Executive Officers, and all officers and directors as a group, was as follows: Paul J. Cosgrave -- 0; Steven L. Darrow -- 0; Stephen D. Hawley -- 0; Edward A. Fullman -- 0; Ross C. Kayuha -- 0; and all officers and directors as a group -- 100,000 (all of which were granted in February 1996 to Dennis M. Goett).

    1996 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS. Nonemployee members of the Board of Directors participate in the Company's 1996 Stock Option Plan for Nonemployee Directors (the "1996 Nonemployee Director Plan"), which was adopted to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract and retain experienced and knowledgeable nonemployee directors and to encourage them to acquire an increased proprietary interest in the Company. All options granted under the Plan are non-qualified -- not intended to qualify as incentive stock options under Section 422 of the Code. Set forth below is a summary of the material terms of the 1996 Nonemployee Director Plan.

    Each option expires ten years from the date of its grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the ten year term. If an optionee terminates service as a director for any reason other than retirement, total disability or death, the option will automatically expire 90 days after the date of termination. If an optionee dies or terminates service due to retirement or disability, the options then outstanding will expire one year after the date of death or termination or on the stated expiration date, whichever is earlier. Options are not assignable during the lifetime of the optionee except by a qualified domestic relations order.

    The exercise price of options granted under the 1996 Nonemployee Director Plan may not be less than the fair market value of a share of Common Stock on the date of grant of the option. Payment of the option exercise price may be in cash or promissory note or, to the extent permitted by the Compensation Committee, by delivery of previously owned Company stock having a fair market value equal to the option exercise or a combination of cash and stock. The Compensation Committee may also permit "cashless" option exercises by allowing optionees to surrender portions of their options in payment for the stock to be received.

    The Plan continues in effect until terminated by the Board of Directors or by shareholders but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1996 Nonemployee Director Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to comport with changes in certain Securities Exchange Act and Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility of Plan participation, or materially increase the benefits to Plan participants must be approved by shareholders.

    A total of 200,000 shares of Common Stock have been reserved for issuance upon exercise of stock options granted under the 1996 Nonemployee Director Plan. Upon election to the board of directors, each director is granted an option to purchase 20,000 shares, which option will vest over a three-year period (each a "Recruitment Grant"). Following the first annual meeting of shareholders after a Recruitment Grant is fully-vested, the nonemployee director holding such fully-vested Recruitment Grant will receive an option to purchase an additional 15,000 shares of Common Stock, which option will vest over a three-year period (a "First Renewal Grant"). Furthermore, following the first annual meeting of shareholders after a nonemployee director's First Renewal Grant is fully-vested, and following every third annual meeting of shareholders thereafter, such nonemployee director will be granted an option to purchase an additional 15,000 shares of Common Stock, which option will vest over a three-year period.

EMPLOYEE STOCK OWNERSHIP PLAN

    The Company's Employee Stock Ownership Plan (the "ESOP") is an employee stock ownership plan qualified under Section 401(a) of the Code and defined under Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in Common Stock of the Company. Each nonunion employee of the Company or any affiliated company automatically participates in the ESOP on the January 1 or July 1 following such employee's date of hire. As of May 20, 1996, the ESOP had 382 participants and 25 former participants whose benefits have not been distributed to them. All eligible employees participate in the ESOP and no employee contributions are permitted to be made to the ESOP.

    The general assets of the ESOP are held in trust under a Trust Agreement. The Company has appointed the Hawaiian Trust Company, Ltd. as trustee of the trust (the "Trustee"). The Trustee holds legal title to all assets of the ESOP and, subject to applicable law and the terms of the ESOP, has the discretionary power to buy Common Stock and to sell Common Stock held by the ESOP.

    The ESOP is administered by a committee (the "ESOP Committee") appointed by the Board of Directors. Currently the members of the ESOP Committee are Paul J. Cosgrave, President and Chief Executive Officer of the Company and a member of the Board of Directors and Terry D. Murphy, Vice President, Finance and Secretary of the Company.

    The voting rights with respect to Common Stock held by the ESOP are exercised by the Trustee, as directed by the ESOP Committee. In the case of a transaction such as a reorganization, recapitalization, merger, sale of substantially all assets, liquidation, dissolution or similar transaction which must be approved by the shareholders, the participants may direct the Trustee how to vote the Common Stock allocated to their Company Stock Accounts.

    Two separate accounts are maintained for each participant: (i) a "Company Stock Account" kept in number of shares of Common Stock, and (ii) an "Other Investments Account" kept in dollars. Allocations to such accounts are made once each year on June 30. Each participant's Company Stock Account is credited with shares of the Common Stock purchased by or contributed to the ESOP during the year and allocated to such participant, as well as with any stock dividends on the Common Stock declared during the year. Each participant's Other Investments Account is credited with the ESOP's net income (or loss) for the year, as well as with any cash dividends on the Common Stock declared during the year and with contributions and forfeitures in cash, all as allocated to such participant. Each allocation of the Company's contribution for a plan year is determined by multiplying the total amount contributed by a fraction the numerator of which is such participant's Covered Compensation (the aggregate cash compensation received from the Company during the plan year up to a maximum of $150,000, as adjusted for cost of living increases), and the denominator of which is the aggregate Covered Compensation of all participants. A participant's account becomes fully-vested and nonforfeitable after seven years of service with the Company, or earlier if the participant attains age 65, becomes totally disabled or dies. The participant's account vests at the rate of 10% per year for the first four years of employment, and at the rate of 20% per year for each year thereafter, until fully vested. The Company pays all administrative costs of the ESOP.

    When a participant's employment with the Company is terminated, the ESOP Committee determines such participant's plan benefit as soon as possible after participation in the ESOP terminates. At the discretion of the ESOP Committee, a plan benefit may be distributed in cash, shares of Common Stock or a combination of cash and shares of Common Stock. Distribution of a plan benefit will commence not later than the sixth year after the plan year in which employment terminates, and will be made, in the discretion of the ESOP Committee in a lump sum or in substantially equal installments over a period not to exceed five years. The participant's consent is generally required for any distribution if such participant's aggregate plan benefit exceeds $3,500. In all events, distribution of a terminated participant's plan benefit must begin no later than April 1 of the calendar year immediately following the calendar year in which such terminated participant attains age 70 1/2. Any nonvested amounts in a terminated participant's accounts are forfeited and reallocated to the remaining participants in the same manner as the Company's contributions to the ESOP.

    Each participant who attains age 55 and who has completed ten years of participation in the ESOP has the right to elect to diversify a portion of the shares in his Company Stock Account. Upon receipt of a participant's election to diversify, the ESOP Committee must either (i) offer such participant three alternative investment options in accordance with regulations issued pursuant to
Section 401(a)(28)(B) of the Code, (ii) distribute to such participant that portion of his Common Stock Account that he elected to diversify, or (iii) transfer that portion of such participant's Common Stock Account that he elected to diversify to another qualified employee benefit plan of the Company or an affiliated company. Such election to diversify may be made over a six year period, with diversification of up to 25% of the shares in the Company Stock Account for the first five years of such election, and up to 50% of the shares in the Company Stock Account during the sixth year.

    The Company makes all contributions to the ESOP, which may be made in either cash or shares of Common Stock. All contributions are made at the sole discretion of the Board of Directors. Cash contributions to the ESOP expensed by the Company during fiscal 1995 and the nine month period ended March 31, 1996, totalled $300,000 and $318,000, respectively. Future contributions to the ESOP will be made in the Company's discretion in light of a number of factors, including return on equity. Future Common Stock contributions to the ESOP will dilute the investment interests and voting rights of existing shareholders and purchasers of Common Stock in this offering.

                              CERTAIN TRANSACTIONS

    The Company retained board member Jerry L. Stone as a consultant through his consulting firm, Marketing Exchange Corporation, and also directly as a part-time employee, for payments aggregating $113,000 in fiscal 1993, $113,000 in fiscal 1994, $113,000 in fiscal 1995, and $39,114 in the nine months ended March 31, 1996. The consulting and employment arrangement with Mr. Stone terminated effective April 26, 1996.

    In July 1993, the Company entered into a severance agreement with Pamela Jones, then an officer of the Company. Ms. Jones was paid a total of $101,250, consisting of three months salary ($26,250), a bonus of $15,000, and a six month consulting agreement totalling $60,000, for which she subsequently performed all contracted-for work.

    In January 1994, the Company entered into a separation agreement with Martin Wright, then a Senior Vice President, under which the vesting of remaining unvested options held by Mr. Wright were accelerated, Mr. Wright received a loan for $85,000 at 4% interest per year, due originally in June 1994, and Mr. Wright entered into a two year noncompetition agreement with the Company. The loan was subsequently extended to July 1995, and repaid in that month. Mr. Wright subsequently exercised all of his options.

    In April 1994, the Company loaned Stephen D. Hawley $35,000 at 4% interest per year, interest is payable quarterly and the principal balance is due on or before April 15, 1997. In March 1995, the Company loaned Mr. Hawley an additional $40,000 at 7.01% interest per year. The principal balance is due on or before April 15, 1997, and interest is payable quarterly. Both loans are secured by a pledge of Mr. Hawley's rights to exercise certain of his options. Interest payments on both loans are current.

    In July 1994, the Company loaned then board member Brian Caldwell $75,000 at 5% interest per year. This loan was repaid on July 11, 1995, and while outstanding was secured by Mr. Caldwell's shares of the Company's Common Stock.

    In July 1995, in pursuit of its policy of encouraging employee stock ownership, the Company guaranteed loans from the Bank of America to 34 of its management employees to assist them with the purchase of shares of the Company's Common Stock from Martin Wright, a former officer and employee of the Company, Brian Caldwell, a director and 10% shareholder of the Company, and Steven Darrow, an officer, director and 10% shareholder of the Company, at a purchase price of $3.55 per share, and to exercise stock options that had become vested. Claremont's guarantee of these loans can not be called before August 1998.
Claremont's guarantee is secured by a pledge of the purchased stock to Claremont. The employees participating in this program include Joel D. Bucklen, 17,373 shares and a $61,674 loan guaranteed; Paul J. Cosgrave, 49,804 shares and a $176,804 loan guaranteed; Karen Fast, 23,164 shares and a $82,232 loan guaranteed; Edward A. Fullman, 24,901 shares and a $88,399 loan guaranteed; Stephen D. Hawley, 34,781 shares (including 10,000 options) and a $93,073 loan guaranteed; Ross C. Kayuha, 23,164 shares and an $82,232 loan guaranteed; Colin
B. McKiernan, 24,001 shares and an $85,204 loan guaranteed; and Peter Moe, 28,955 shares and a $102,790 loan guaranteed. In February 1996, Mr. Moe repaid all outstanding indebtedness under his loan from Bank of America.

    In January 1996, the Company entered into a severance agreement with Peter Moe, then an officer of the Company. Mr. Moe was paid six months salary plus medical benefits totalling $141,865.

    In March 1996, the Company entered into a Retirement and Severance Agreement with its founder and largest shareholder, Steven L. Darrow. Under that agreement, in exchange for his commitment not to compete with the Company for five years, the Company agreed to pay an amount equal to one year's salary ($325,000), provide a continuation of medical benefits during his lifetime, forgive certain loans by the Company to Mr. Darrow in the aggregate amount of $410,000 and pay resulting withholding taxes in the amount of $159,444, accelerate the vesting of stock options for 35,800 shares of the Company's Common Stock with an exercise price of $1.03 per share, and grant him and certain trusts and individuals to whom he had transferred stock certain "piggyback" registration rights. The Company also agreed to guarantee a loan to Mr. Darrow if the guarantee was required by the lender, provided that the Company's guarantee was secured by a pledge of the shares of the Company's Common Stock belonging to Mr. Darrow, and to provide good faith cooperation if he wished to sell shares of the Company's Common Stock in a transaction prior to the date of the Company's initial public offering. In addition, in June 1994 the Company loaned Mr. Darrow $250,000 at 5% interest per year, and in

February 1995, another $160,000 at 6.5% interest per year, both in exchange for his promissory notes. Mr. Darrow paid interest on these notes through October 1995. The principal balance of these notes was cancelled under the terms of the Retirement and Severance Agreement.

    In March 1996, Paul J. Cosgrave exercised certain options with an aggregate exercise price of $337,350 (options for 190,000 shares at $1.73 per share) In connection with such exercise, Mr. Cosgrave paid the Company an aggregate of $502,230, including amounts for tax withholding payments the Company was required to make on nonqualified options, by delivery of a promissory note. The note bore interest at 5% per year, and was payable on demand and in any event on or before June 30, 1996. Mr. Cosgrave repaid this note on May 22, 1996.

    In May 1996, Paul G. Mardesich, then a Senior Vice President, entered into a separation agreement with the Company to be effective mid-June 1996, which includes a three-year covenant not to compete in consideration of payment of $85,000, and a twenty-seven month consulting agreement providing payment in the aggregate amount of $13,500. Mr. Mardesich also intends to exercise options to purchase up to 315,000 shares of the Company's Common Stock and to sell those shares in this offering. See "Principal and Selling Shareholders."


    On May 17, 1996, the Company entered into a Stock Purchase Agreement with certain holders of the Company's Common Stock (including Steven L. Darrow, the Company's largest shareholder) and certain investors (the "Investors"), pursuant to which the Investors purchased an aggregate of 910,000 shares of the Company's Common Stock at an average purchase price of $10.33. Mr. Darrow sold 600,000 shares of the Company's Common Stock to the Investors. Under the terms of the Stock Purchase Agreement, the Company granted the Investors "piggyback" and demand registration rights.


    On May 20, 1996, the Company issued to DLJ Capital Corporation a five-year warrant to purchase 400,000 shares of the Company's Common Stock at an exercise price of $10.33 per share, to settle a dispute between the Company and the Sprout Group regarding a "Summary Term Sheet" executed by the Company and the Sprout Group on December 5, 1995. The Summary Term Sheet contemplated the issuance and sale of 812,500 shares of a newly created series of preferred stock and other securities. The warrant provides for certain demand and "piggyback" registration rights.

    The Company has entered into employment agreements with Paul J. Cosgrave, its President and Chief Executive Officer, and Dennis M. Goett, its Chief Financial Officer. See "Management -- Employment Agreements."

    Any future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions, with such persons, will be subject to approval by a majority of the Company's outside directors or will be consistent with policies adopted by such outside directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of May 15, 1996, and as adjusted to reflect the sale of Common Stock offered hereby, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all officers and directors of the Company as a group and (v) each of the Selling Shareholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                             SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                               OWNED PRIOR TO                           OWNED AFTER
                                                                OFFERING (1)         NUMBER OF        OFFERING (1)(2)
                                                           -----------------------  SHARES BEING  -----------------------
                    NAME AND ADDRESS                         NUMBER      PERCENT    OFFERED (2)     NUMBER      PERCENT
- ---------------------------------------------------------  ----------  -----------  ------------  ----------  -----------
Steven L. Darrow (3) ....................................   1,020,084        20.9%      434,783      585,301         8.5%
 20514 127th Avenue, S.E.
 Snohomish, WA 98290
Jerry L. and Nancy Stone (4) ............................   1,145,000        23.7       143,478    1,001,522        14.6
 3024 Key Stone Dr.
 Cape Girardeau, MO 63701
Paul J. Cosgrave (5) ....................................     489,918         9.8        --          489,918         7.0
 3 Cole Drive
 Armonk, NY 10504
Paul G. Mardesich .......................................     401,485         7.7       273,913      127,572         1.8
 15993 N.W. Ridgetop Lane
 Beaverton, OR 97006
DLJ Capital Corporation (6) .............................     400,000         7.6        --          400,000         5.5
 3000 Sand Hill Road
 Building 4, Suite 270
 Menlo Park, California 94025
Brian C. Caldwell .......................................     321,800         6.7       130,435      191,365         2.8
 11018 N.E. Davis Street
 Portland, OR 97220
Technology Crossover Management, LLC (7) ................     286,223         5.9        --          286,223         4.2
 101 Eisenhower Parkway
 Roseland, NJ 07068
Terry D. Murphy (8) .....................................     248,078         5.1        --          248,078         3.6
 3447 S.W. Brentwood Dr.
 Portland, OR 97201
Accel V L.P. (9) ........................................     243,664         5.0        --          243,664         3.6
 c/o Accel Partners
 One Palmer Square
 Princeton, NJ 08542
Stephen D. Hawley .......................................     204,425         4.1        --          204,425         2.9
Ross C. Kayuha ..........................................     202,783         4.1        --          202,783         2.9
Carol Anne Bennett ......................................     139,900         2.9        32,609      107,291         1.6
Judy L. Smith ...........................................      60,994         1.3        34,782       26,212       *
Edward A. Fullman .......................................      57,901         1.2        --           57,901       *
Neil E. Goldschmidt .....................................      16,670      *            --            16,670      *
Phillip W. Seeley .......................................      15,005      *            --            15,005      *
All officers and directors as a group
 (10 persons)............................................   2,205,635        40.6       108,696    2,362,157        31.7

- ------------
*   Less than one percent of the outstanding Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from May 20, 1996 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of shares subject to stock options that are exercisable within 60 days of May 20, 1996 is as follows: Mr. Caldwell -- 2,800; Mr. Cosgrave -- 158,409; Mr. Darrow -- 58,900; Mr.
    Fullman -- 33,000;  Mr. Goldschmidt --  16,670; Mr. Kayuha  -- 126,793;  Mr.
    Mardesich -- 389,567; Mr. Seeley -- 15,005; and all officers and directors as a group -- 602,212.

(2) If the Underwriters' over-allotment option is exercised in full, the number of shares being offered, the number of shares beneficially owned after the offering and the percentage of shares beneficially owned after the offering for the following Selling Shareholders would be: Steven L. Darrow -- 500,000; 520,084; 7.2%; Jerry L. and Nancy Stone -- 165,000 (includes 40,000 shares offered by S.A.S. Investment Trust); 980,000 (includes 260,000 shares held directly by S.A.S. Investment Trust); 13.7%; Paul Mardesich -- 315,000; 86,485; 1.1%; Brian C. Caldwell -- 150,000; 171,800; 2.4%; Carol Anne
    Bennett -- 37,500; 102,400; 1.4%; Judy L. Smith -- 40,000; 20,994; less than
    1%.

(3) Includes 150,000 shares held in the Dorinda Darrow Children's Trust for the benefit of the children of Dorinda Darrow.

(4) The number of shares beneficially owned prior to the offering includes 300,000 shares (6.2%) held directly by S.A.S. Investment Trust. Mr. Stone is the sole trustee of S.A.S. Investment Trust, and as such is deemed to be the beneficial owner of all of the shares held by such trust. The number of shares being offered includes 34,782 shares being offered by S.A.S. Investment Trust.

(5) Includes 15,000 shares held by Theresa Cosgrave as custodian for Mr. Cosgrave's three children under the Uniform Gift to Minors Act. Also includes 150,000 shares held in trusts for Mr. Cosgrave's three children. Mr. Cosgrave disclaims any beneficial ownership interest in the shares held in these trusts.

(6) Represents shares issuable upon the exercise of a warrant to purchase 400,000 shares of Common Stock that is immediately exercisable.

(7) Includes 265,219 shares held directly by Technology Crossover Ventures, L.P. and 21,004 shares held directly by Technology Crossover Ventures, C.V.
    Technology Crossover Management, LLC is the general partner of Technology Crossover Ventures, L.P. and Technology Crossover Ventures, C.V.

(8) Includes 90,000 shares held by Lois N. Murphy as custodian for Mr. Murphy's children under the Uniform Gifts to Minors Act.

(9) Includes 26,316 shares held directly by Accel Internet/Strategic Technology Fund L.P.; 11,696 shares held directly by Accel Investors '96 L.P.; 196,392 shares held directly by Accel V L.P.; 5,361 shares held directly by Ellmore
    C. Patterson Partners; and  3,899 shares held directly  by Accel Keiretsu  V
    L.P.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of Preferred Stock, no par value per share. The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by the provisions of the Company's Restated Articles and Restated Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The Company is authorized to issue up to 25,000,000 shares of Common Stock. Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future as described below.

PREFERRED STOCK

    The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely effect the rights of holders of Common Stock. For example, the issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

    The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors -- Potential Issuance of Preferred Stock."

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES; CERTAIN PROVISIONS OF RESTATED ARTICLES

    Upon completion of this offering, the Company will become subject to the Oregon Control Share Act (OBCA Sections 60.801-60.816) (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. The foregoing vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

    The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans for acquiring the Company's stock.

The Acquiring Person Statement may also request that the Company call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions."

    Upon completion of this offering, the Company also will become subject to the Oregon Business Combination Act (OBCA Sections 60.825-60.845) (the "Business Combination Act"). The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if
(i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers, and certain employee benefit plans), (ii) the Board of Directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock. The Control Share Act and the Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with its provisions. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions."

    The Company's Restated Articles contain provisions which (i) when the Company has six or more directors, classify the Board of Directors into three classes as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years with one class being elected each year (the "Classified Board Provisions"), (ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors and (iii) require the approval of holders of 67% of the outstanding shares of the Company entitled to vote to effect a merger or consolidation of the Company, the sale, lease or exchange of all or substantially all of the Company's assets or the dissolution or liquidation of the Company. The Classified Board Provisions, the availability of Preferred Stock for issuance without shareholder approval and the supermajority voting requirements with respect to significant corporate transactions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter any potential unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company's shareholders of opportunities to realize a premium for their Common Stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of the Company to negotiate terms acceptable to the Board of Directors. In addition, the provisions of the Restated Articles regarding removal of directors will make the removal of any director more difficult even if such removal is believed by the shareholders to be in their best interests. Since these provisions make the removal of directors more difficult, they increase the likelihood that incumbent directors will retain their positions and, since the Board has the power to retain and discharge management, could perpetuate incumbent management. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is First Interstate Bank of Oregon, N.A. ("First Interstate"). First Interstate's address is 999 Third Avenue, Seattle, Washington 98104, and its telephone number is (206) 292-3795.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, the Company will have outstanding 6,855,611 shares of Common Stock (7,159,198 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,800,000 shares sold in this offering (or 3,220,000 shares if the over-allotment option is exercised in full) will be available for resale in the public market by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). In addition, approximately 459,000 shares will be eligible for immediate sale in the public market without restriction pursuant to Rule 144(k) under the Securities Act. Approximately 1,656,184 additional shares outstanding upon completion of this offering will be "restricted securities" ("Restricted Shares") within the meaning of Rule 144 and will be eligible for sale pursuant to Rule 144, and approximately 667,643 shares will be eligible for sale under Rule 701, in each case after the expiration of a 90-day period after the date of this Prospectus. The holders of 3,558,388 shares of Common Stock and the holders of a warrant and options to purchase 2,277,970 shares of Common Stock have agreed not to sell or dispose of such shares for a period of 180 days after the effective date of the Registration Statement. Sales of shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.


    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (which will equal approximately 68,556 shares immediately after the offering) or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who is not and is not deemed to have been an affiliate of the Company at any time during the 90 calendar days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144 without regard to the volume limitations or other restrictions described above.

    Any employee, director or officer of or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell Rule 701 shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144 and permit affiliates to sell Rule 701 shares without compliance with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus, but subject to the lock-up agreements described below.

    As soon as practicable following 180 days after the date of the Registration Statement, the Company intends to file a registration statement under the Securities Act to register approximately 5,200,000 shares of Common Stock reserved for issuance under the Company's stock option plans. Such registration statement is expected to be filed approximately 180 days after the date of this Prospectus. Shares of Common Stock issuable after the effective date of such registration statement upon exercise of stock options granted under the stock option plans will generally be eligible for resale on the open market. See "Management -- Stock Option Plans."

    The number of Shares that will be sold under the foregoing rules will depend in part on the market price for the Common Stock, the circumstances of the sellers and other factors. In addition, following the closing of the offering, the holders of 1,932,263 shares of Common Stock (including for this purpose shares issued upon exercise of warrants) will be entitled to certain demand and piggyback registration rights with respect to such shares.

    The Company and the directors, executive officers, the Selling Shareholders and certain other security holders of the Company have agreed that for a period of 180 days after the effective date of the Registration Statement, without the prior written consent of Robertson, Stephens & Company LLC, they will not sell, dispose of any shares of Common Stock or any options to purchase Common Stock.

    Prior to this offering, there has been no market for the Common Stock. See "Risk Factors -- No Prior Public Market" and "Potential Volatility of Stock Price." Sales of substantial amounts of Common Stock in the public market
(including shares issued upon the exercise of options that may be granted pursuant to any employee stock option or other equity plan of the Company), or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.

                                  UNDERWRITING

    The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                                        NUMBER OF
                     UNDERWRITER                                                                          SHARES
                                                                                                        ----------
Robertson, Stephens & Company LLC.....................................................................
Donaldson, Lufkin, Jenrette Securities Corporation....................................................
J.P. Morgan Securities Inc............................................................................

                                                                                                        ----------
    Total.............................................................................................   2,800,000
                                                                                                        ----------
                                                                                                        ----------

    The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $ per share, of which $ may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus.

    The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 262,500 and 157,500 additional shares of Common Stock, respectively at the same price per share as the Company and the Selling Shareholders receive for the 2,800,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,800,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,800,000 shares are being sold.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Selling Shareholders and the Company against certain civil liabilities, including liabilities under the Securities Act.

    Pursuant to the terms of lock-up agreements, the directors, officers and certain shareholders of the Company have agreed with the Representatives that, for a period commencing on the date of the lock-up agreement and ending 180 days after the date of this Prospectus, subject to certain limited exceptions, they will not offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible or exchangeable for shares of Common Stock owned directly by such holders or with respect to which such holders have the power of disposition without the prior written consent of Robertson, Stephens & Company LLC. Following expiration of such 180 day period, a portion of such shares will be eligible for immediate public sale without registration under the Securities Act, subject to the provisions of Rule 144. In addition, the Company has agreed that until 180 days after the date of this Prospectus, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, subject to certain limited exceptions, issue, sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock other than the Company's sale of shares in this offering. Robertson, Stephens & Company LLC, may, in its sole discretion, and at any time without notice, in writing, release all or a portion of the securities subject to the lock-up agreements from the restrictions contained therein. See "Shares Eligible For Future Sale.

    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price has been determined through negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other publicly-traded companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Ater Wynne Hewitt Dodson & Skerritt, LLP, Portland, Oregon. Certain legal matters with respect to this Offering are being passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of June 30, 1994 and 1995 and March 31, 1996 and for each of the years in the three-year period ended June 30, 1995 and for the nine-month period ended March 31, 1996 have been included in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of KPMG Peat Marwick LLP............................................................................         F-2
Consolidated Balance Sheets................................................................................         F-3
Consolidated Statements of Operations......................................................................         F-4
Consolidated Statements of Shareholders' Equity............................................................         F-5
Consolidated Statements of Cash Flows......................................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Claremont Technology Group, Inc.
  and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1994 and 1995 and March 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1995 and for the nine-month period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1994 and 1995 and March 31, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995 and for the nine-month period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Portland, Oregon
May 20, 1996

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                           JUNE 30,
                                                                                     --------------------   MARCH 31,
                                                                                       1994       1995        1996
                                                                                     ---------  ---------  -----------
Current assets:
  Cash and cash equivalents........................................................  $   1,870  $     340   $      80
  Receivables:
    Accounts receivable, net.......................................................      2,119      5,546       7,120
    Revenue earned in excess of billing............................................     --            265       3,086
    Other..........................................................................          5         40          60
  Prepaid expenses and other current assets........................................         78         73         251
  Deferred income taxes............................................................        484        219         258
  Notes receivable.................................................................         85         85         604
                                                                                     ---------  ---------  -----------
      Total current assets.........................................................      4,641      6,568      11,459
Property and equipment, net........................................................        485      1,522       3,743
Long-term notes receivable.........................................................        135        710          75
Other noncurrent assets, net.......................................................        231        778       3,001
                                                                                     ---------  ---------  -----------
      Total assets.................................................................  $   5,492  $   9,578   $  18,278
                                                                                     ---------  ---------  -----------
                                                                                     ---------  ---------  -----------

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................  $     187  $     882   $   2,104
  Line of credit...................................................     --            200      --
  Current installments of long-term debt...........................         27        290       1,063
  Current installments of obligations under capital leases.........         83          3      --
  Accrued expenses.................................................      1,230      2,068       3,372
  Income taxes payable.............................................        102        419         375
  Deferred revenue.................................................        256        253         956
  Deferred income taxes............................................        711     --             523
                                                                     ---------  ---------  -----------
      Total current liabilities....................................      2,596      4,115       8,393
Long-term debt, excluding current installments.....................          5        334       1,756
Obligations under capital leases, excluding current installments...          3     --          --
Deferred income taxes..............................................          5         28      --
                                                                     ---------  ---------  -----------
      Total liabilities............................................      2,609      4,477      10,149
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value. Authorized 2,000 shares; no shares
   issued or outstanding...........................................     --         --          --
  Common stock, no par value. Authorized 10,000 shares; issued
   5,000 shares; 3,949, 4,233 and 4,767 shares outstanding at June
   30, 1994 and 1995 and March 31, 1996, respectively..............         47        202       1,303
  Retained earnings................................................      2,836      4,898       6,831
  Cumulative translation adjustment................................     --              1          (5)
                                                                     ---------  ---------  -----------
      Total shareholders' equity...................................      2,883      5,101       8,129
                                                                     ---------  ---------  -----------
      Total liabilities and shareholders' equity...................  $   5,492  $   9,578   $  18,278
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                       NINE MONTHS ENDED
                                                                          YEAR ENDED JUNE 30,              MARCH 31,
                                                                    -------------------------------  ----------------------
                                                                      1993       1994       1995                    1996
                                                                    ---------  ---------  ---------     1995      ---------
                                                                                                     -----------
                                                                                                     (UNAUDITED)
Revenue:
  Professional fees...............................................  $  15,667  $  15,713  $  27,292   $  18,988   $  31,711
  Resold products and services....................................     --         --         --          --           1,964
                                                                    ---------  ---------  ---------  -----------  ---------
    Total revenue.................................................     15,667     15,713     27,292      18,988      33,675
                                                                    ---------  ---------  ---------  -----------  ---------
Costs and expenses:
  Project costs and expenses......................................      9,112      9,106     13,704       9,267      16,791
  Resold products and services....................................     --         --         --          --           1,874
  Selling, general and administrative.............................      3,781      4,214     10,156       6,931      11,131
                                                                    ---------  ---------  ---------  -----------  ---------
    Total costs and expenses......................................     12,893     13,320     23,860      16,198      29,796
                                                                    ---------  ---------  ---------  -----------  ---------
    Income from operations........................................      2,774      2,393      3,432       2,790       3,879
                                                                    ---------  ---------  ---------  -----------  ---------
Other income (expense):
  Interest income.................................................         53         44         83          67          38
  Interest expense................................................        (36)       (30)       (31)        (17)        (77)
  Other...........................................................          4         (2)        15      --             (19)
                                                                    ---------  ---------  ---------  -----------  ---------
    Total other income (expense)..................................         21         12         67          50         (58)
                                                                    ---------  ---------  ---------  -----------  ---------
    Income before income taxes....................................      2,795      2,405      3,499       2,840       3,821
Income tax expense................................................      1,204        953      1,352       1,097       1,616
                                                                    ---------  ---------  ---------  -----------  ---------
    Net income....................................................  $   1,591  $   1,452  $   2,147   $   1,743   $   2,205
                                                                    ---------  ---------  ---------  -----------  ---------
                                                                    ---------  ---------  ---------  -----------  ---------
    Net income per common share...................................  $     .28  $     .24  $     .31   $     .25   $     .29
                                                                    ---------  ---------  ---------  -----------  ---------
                                                                    ---------  ---------  ---------  -----------  ---------
Weighted average number of common and common equivalent shares
 outstanding......................................................      5,796      6,269      7,319       7,215       7,662


          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                 COMMON STOCK        RETAINED    CUMULATIVE      TOTAL
                                                            ----------------------   EARNINGS    TRANSLATION  SHAREHOLDERS'
                                                              SHARES      AMOUNT     (DEFICIT)   ADJUSTMENT      EQUITY
                                                            -----------  ---------  -----------  -----------  ------------
Balance at June 30, 1992..................................       3,900   $      33   $     (26)   $  --        $        7
Net income................................................      --          --           1,591       --             1,591
Stock options exercised...................................          66          11      --           --                11
Purchase of common stock..................................         (25)         (4)        (22)      --               (26)
                                                                 -----   ---------  -----------  -----------  ------------
Balance at June 30, 1993..................................       3,941          40       1,543       --             1,583
Net income................................................      --          --           1,452       --             1,452
Stock options exercised...................................         142          33      --           --                33
Purchase of common stock..................................        (134)        (26)       (159)      --              (185)
                                                                 -----   ---------  -----------  -----------  ------------
Balance at June 30, 1994..................................       3,949          47       2,836       --             2,883
Net income................................................      --          --           2,147       --             2,147
Tax benefit of stock options exercised....................      --              83      --           --                83
Stock options exercised...................................         339         102      --           --               102
Purchase of common stock..................................         (55)        (30)        (85)      --              (115)
Foreign currency translation adjustment...................      --          --          --                1             1
                                                                 -----   ---------  -----------  -----------  ------------
Balance at June 30, 1995..................................       4,233         202       4,898            1         5,101
Net income................................................      --          --           2,205       --             2,205
Tax benefit of stock options exercised....................      --             525      --           --               525
Stock options exercised...................................         603         472      --           --               472
Stock compensation recognized.............................      --             107      --           --               107
Purchase of common stock..................................         (69)         (3)       (272)      --              (275)
Foreign currency translation adjustment...................      --          --          --               (6)           (6)
                                                                 -----   ---------  -----------  -----------  ------------
Balance at March 31, 1996.................................       4,767   $   1,303   $   6,831    $      (5)   $    8,129
                                                                 -----   ---------  -----------  -----------  ------------
                                                                 -----   ---------  -----------  -----------  ------------

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                NINE MONTHS ENDED
                                                                   YEAR ENDED JUNE 30,              MARCH 31,
                                                             -------------------------------  ----------------------
                                                               1993       1994       1995                    1996
                                                             ---------  ---------  ---------     1995      ---------
                                                                                              -----------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income...............................................  $   1,591  $   1,452  $   2,147   $   1,743   $   2,205
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization..........................        176        227        467         284         966
    Loss from sale of fixed assets.........................     --              2     --          --          --
    Deferred income taxes..................................        562        321       (423)     --             456
    Non-cash stock compensation recognized.................     --         --         --          --             107
    Changes in assets and liabilities:
      Receivables..........................................     (1,406)       137     (3,565)     (2,166)     (4,419)
      Prepaid expenses and other current assets............        377          4          5          32        (178)
      Other non-current assets.............................         12        (49)       (90)        (91)     (1,058)
      Accounts payable and accrued expenses................        575       (196)     1,451         666       2,516
      Deferred revenue.....................................       (551)      (777)        (3)       (190)        661
      Income taxes payable.................................        256       (391)       242         343         (42)
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash provided by operating activities..........      1,592        730        231         621       1,214
                                                             ---------  ---------  ---------  -----------  ---------
Cash flows from investing activities:
  Acquisition, net of cash acquired........................     --         --           (204)       (204)       (130)
  Proceeds from sale of long-term certificate of deposit...     --             32     --          --          --
  Purchase of property and equipment.......................       (207)      (247)    (1,498)     (1,077)     (2,936)
  Proceeds from sale of property and equipment.............     --              8     --          --          --
  Capitalized software development costs...................     --         --           (122)        (42)     (1,236)
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash used by investing activities..............       (207)      (207)    (1,824)     (1,323)     (4,302)
                                                             ---------  ---------  ---------  -----------  ---------
Cash flows from financing activities:
  Payments on line of credit...............................     --         --          4,400      --           9,325
  Proceeds from line of credit.............................     --         --         (4,200)     --          (9,525)
  Payments of long-term debt...............................        (24)       (29)       (39)        (22)       (375)
  Proceeds from issuance of long-term debt.................         19     --            500      --           2,570
  Payments of obligations under capital leases.............        (60)       (70)       (83)        (61)         (3)
  Purchase of common stock.................................        (26)      (185)      (115)        (76)       (275)
  Proceeds from exercise of stock options..................         11         33        185          71         997
  Payments (issuance) of notes receivable, net.............     --           (220)      (575)       (535)        116
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash provided (used) by financing activities...        (80)      (471)        73        (623)      2,830
                                                             ---------  ---------  ---------  -----------  ---------
Effect of exchange rate changes on cash....................     --         --            (10)     --              (2)
  Net (decrease) increase in cash and cash equivalents.....      1,305         52     (1,530)     (1,325)       (260)
Cash and cash equivalents at beginning of year.............        513      1,818      1,870       1,870         340
                                                             ---------  ---------  ---------  -----------  ---------
Cash and cash equivalents at end of year...................  $   1,818  $   1,870  $     340   $     545   $      80
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
Supplemental disclosure of cash flow information:
  Cash paid for interest...................................  $      36  $      30  $      31   $      17   $      78
  Cash paid for taxes......................................        198      1,034      1,319       1,120         673
Supplemental disclosure of non-cash investing and financing
 activities:
  Net liabilities assumed in merger........................  $  --      $  --      $     151   $     151   $      57
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------


          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   JUNE 30, 1994 AND 1995 AND MARCH 31, 1996

                                 (IN THOUSANDS)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

    Claremont Technology Group, Inc. (the Company) provides enterprise-wide information technology (IT) solutions that re-engineer mission-critical business processes such as customer service, order processing, billing and logistics. Claremont services include IT planning, systems integration and development and outsourcing, through a project management methodology that employs reusable object oriented software modules and transferable design frameworks.

    Claremont provides solutions to large organizations in select IT intensive vertical markets including communications, financial services and pension/retirement services. Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the financial statements of Claremont Technology Group, Inc. and its wholly owned subsidiaries, Claremont Retirement Technologies, Inc. (CRTI), Gunford Limited (Claremont Technology Group (Ireland) Ltd.) and Claremont Technology Group Canada, Inc. (CTGCI). All significant intercompany balances and transactions have been eliminated in consolidation.

  CASH EQUIVALENTS

    Cash   equivalents  consist  of  investments  in  highly  liquid  investment instruments with original maturities of three months or less.

  INVESTMENT IN PARTNERSHIP

    Claremont Retirement Solutions, Ltd. is a limited partnership for which CRTI is the general partner. The investment in the partnership is accounted for by the cost method.

  FINANCIAL INSTRUMENTS

    The carrying amount of cash equivalents, trade receivables, trade payables and short term borrowings approximate fair value because of the short term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  REVENUE AND COST RECOGNITION

    Revenue from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost at completion. This method is used because management considers accumulated costs to be the best available measure of progress on these contracts. The cumulative impact of any revision in estimates of the percent complete is reflected in the year in which the changes become known. Losses on projects in progress are recognized when known. Revenue earned in excess of billings is comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues.

    Revenue from time and materials contracts are recognized during the period in which the services are provided.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
  ACCOUNTS RECEIVABLE

    Accounts receivable are shown net of allowance for doubtful accounts of $-0-, $98 and $98 at June 30, 1994 and 1995 and March 31, 1996, respectively.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments at the inception of the lease.

    Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful lives of the assets.

  INCOME TAXES

    Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    There was no material cumulative effect of this change in the method of accounting for income taxes.

  FOREIGN CURRENCY TRANSLATION

    The local currency is the functional currency in the Company's foreign subsidiaries. Assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Gains and losses from foreign currency translation are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included as a component of other income and expense.

  INTANGIBLE ASSETS

    Software development costs incurred subsequent to establishing a product's technological feasibility are capitalized until such product is available for general release to customers in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalized software costs are amortized on a product-by-product basis. Amortization will be recorded based on the greater of (a) the estimated economic life of the software (generally three years or less) or (b) the ratio of current gross revenues for each product to the total of current and anticipated gross revenues for each product, commencing when such product is available for general release.

    Other intangibles include purchased technology and a covenant not to compete, which are amortized over periods ranging from two to five years using the straight-line method.

  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and
assumptions   that    affect    the    reported   amounts    of    assets    and

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  COMPUTATION OF NET INCOME PER SHARE

    Net income per share is computed using the weighted average number of shares of common and common equivalent shares outstanding. Common equivalent shares from stock options and warrants are excluded from the computation if their effect is antidilutive, except that pursuant to the Securities and Exchange Staff Accounting Bulletins common and common equivalent shares issued at prices below the public offering price during the twelve months immediately preceding the initial filing date have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price.

(2) ACQUISITIONS
    In January 1995 the Company formed CTGCI by paying $5 in consideration for 4,999 shares of CTGCI common stock. Subsequently, under the terms of a Letter of Agreement which was effective in January 1995, CTGCI purchased 100 percent of the outstanding stock of Tony Martins & Associes, Inc. (TMAI) for $421. The agreement provided for $290 to be delivered upon closing and a loan payable in the amount of $131 due on January 31, 1996. The acquisition was accounted for under the purchase method of accounting with CTGCI acquiring the net assets of TMAI. Financial results subsequent to the acquisition date have been included in the consolidated statements of operations and cash flows.

    The fair value of assets and liabilities acquired at the date of acquisition are presented below:

Cash.........................................................................  $      86
Accounts receivable..........................................................        156
Furniture and computer equipment.............................................          4
Purchased technology.........................................................        326
Accounts payable and accrued expenses........................................       (151)
                                                                               ---------
    Net assets acquired......................................................  $     421
                                                                               ---------
                                                                               ---------

    In January 1996, the Company purchased certain assets of The Node Connection
(TNC) for $130. The acquisition has been accounted for as a purchase, and the financial results of TNC have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

    The fair value of assets and liabilities acquired at the date of acquisition are presented below:

Accounts receivable..........................................................  $       3
Fixed assets.................................................................         65
Identifiable intangible assets...............................................        119
Accounts payable.............................................................        (15)
Deferred revenue.............................................................        (42)
                                                                                     ---
  Net assets acquired........................................................  $     130
                                                                                     ---
                                                                                     ---

    The separate operational results of these acquisitions were not material and accordingly pro-forma financial results have been omitted.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(3) BALANCE SHEET COMPONENTS

  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                 JUNE 30,
                                                                           --------------------   MARCH 31,
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
Furniture and equipment..................................................  $     171  $     452   $     985
Computer equipment and software..........................................        563      1,788       4,195
Leased equipment.........................................................        216        216         216
Leasehold improvements...................................................         49         49         108
                                                                           ---------  ---------  -----------
                                                                                 999      2,505       5,504
Less accumulated depreciation and amortization...........................       (514)      (983)     (1,761)
                                                                           ---------  ---------  -----------
  Property and equipment, net............................................  $     485  $   1,522   $   3,743
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

    Depreciation expense for the years ended June 30, 1993, 1994, and 1995 and for the nine month period ending March 31, 1996 was $176, $227, $469 and $778, respectively.

  ACCRUED EXPENSES

    The Company's accrued expenses consist of the following:

                                                                                 JUNE 30,
                                                                           --------------------   MARCH 31,
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
Accrued payroll..........................................................  $     521  $     805   $   1,238
Accrued vacation.........................................................        439        828       1,075
Accrued payroll taxes....................................................          4         18         619
Accrued profit sharing...................................................         52        392         419
Accrued other............................................................        214         25          21
                                                                           ---------  ---------  -----------
                                                                           $   1,230  $   2,068   $   3,372
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

  OTHER NONCURRENT ASSETS

    Other noncurrent assets consist of the following:

                                                                                 JUNE 30,
                                                                           --------------------   MARCH 31,
                                                                             1994       1995        1996
                                                                           ---------  ---------  -----------
Software development costs...............................................  $  --      $     122   $   1,384
Purchased technology.....................................................     --            334         249
Covenant not to compete..................................................     --         --             958
Other....................................................................        231        322         410
                                                                           ---------  ---------  -----------
                                                                           $     231  $     778   $   3,001
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

(4) INVESTMENT IN PARTNERSHIP
    Claremont Retirement Solutions, Ltd. (the Partnership) was formed with one of the Company's major customers to receive royalties from CRTI for future sales of a pension/retirement system template to other public and private pension funds. CRTI has obtained licensing rights from the Partnership to remarket the template. CRTI's initial equity contribution to the Partnership represents approximately 1% of the Partnership's total capital.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(5) LEASES
    The Company was obligated under various capital leasing arrangements for certain of its computer equipment and office furniture. The leases had expired by March 31, 1996.

    The Company also leases certain of its office space through noncancelable operating lease arrangements. The leases expire April 30, 1996 through November 30, 2000, and are net leases with the Company paying all executory costs, including insurance, utilities, and maintenance. Rental expense for operating leases during the years ended June 30, 1993, 1994 and 1995 and for the nine-month period ending March 31, 1996 was $93, $102, $404 and $532, respectively.

    Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

Period ending June 30:
  1996 (for the three months ended June 30).......................   $     157
  1997............................................................         617
  1998............................................................         515
  1999............................................................         435
  2000............................................................         228
                                                                    -----------
    Total minimum lease payments..................................   $   1,952
                                                                    -----------
                                                                    -----------

(6) LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                          JUNE 30,
                                                                                    --------------------   MARCH 31,
                                                                                      1994       1995        1996
                                                                                    ---------  ---------  -----------
7.6% installment loan payable in monthly installments of $61, including interest,
 with final payment due April 1999, secured by certain furniture and equipment....  $  --      $  --       $   1,944
7.59% installment loan payable in monthly installments of $14 with final payment
 due November 1998, secured by certain furniture and equipment....................     --         --             431
8.05% installment loan payable in monthly installments of $16, including interest,
 with final payment due May 1998, secured by certain furniture and equipment......     --            488         374
Non-interest bearing loans payable to former shareholders of acquired companies,
 due in 1996......................................................................     --            131          70
Installment loans payable in monthly installments.................................         32          5      --
                                                                                          ---  ---------  -----------
                                                                                           32        624       2,819
Less current installments of long-term debt.......................................        (27)      (290)     (1,063)
                                                                                          ---  ---------  -----------
  Long-term debt, excluding current installments..................................  $       5  $     334   $   1,756
                                                                                          ---  ---------  -----------
                                                                                          ---  ---------  -----------

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(6) LONG-TERM DEBT (CONTINUED)
    The aggregate maturities of long-term debt for years subsequent to March 31, 1996 are as follows:

Year ending June 30:
  1996 (for the three months ended June 30).................................  $     283
  1997......................................................................        944
  1998......................................................................        993
  1999......................................................................        599
                                                                              ---------
                                                                              $   2,819
                                                                              ---------
                                                                              ---------

    During 1995, the Company entered into a $2 million line of credit with a bank which was subsequently increased to $4 million in March 1996, with an interest rate of .25 percentage points above the bank's reference rate (8.5% at March 31, 1996), available through August 1, 1997. This line of credit is secured by furniture, equipment, and accounts receivable. At March 31, 1996, $-0- was outstanding on this line of credit.

    The Company is a guarantor on a nonrevolving line of credit with a bank which provided for borrowings of up to $2.0 million for purposes of facilitating the purchase of Company common stock by Company executives. As of March 31, 1996, there was $1.7 million of related debt outstanding against the line. Advances under the line of credit were made directly to the Company executive with full recourse and bear interest. Advances under the line of credit were for 36 months and include monthly interest payments, made by each Company executive, with principal repayment by each Company executive on or before July 31, 1998.

    The Company has available a standby letter of credit for up to $125. As of March 31, 1996 there were no amounts outstanding under the line of credit.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(7) INCOME TAXES
    As discussed in note 1, the Company adopted Statement 109, effective July 1, 1993. Prior year financial statements have not been restated to apply the provision of Statement 109. There was no cumulative effect with the adoption of Statement 109.

    The components of income tax expense are as follows:

                                                                                                 NINE MONTHS
                                                                     YEAR ENDED JUNE 30,            ENDED
                                                               -------------------------------    MARCH 31,
                                                                 1993       1994       1995         1996
                                                               ---------  ---------  ---------  -------------
Current:
  Federal....................................................  $     490  $     468  $   1,351    $     831
  State and local............................................        152        164        398          217
  Foreign....................................................     --         --             26          112
                                                               ---------  ---------  ---------       ------
                                                                     642        632      1,775        1,160
                                                               ---------  ---------  ---------       ------
Deferred:
  Federal....................................................        429        253       (314)         359
  State and local............................................        133         68       (109)          97
                                                               ---------  ---------  ---------       ------
                                                                     562        321       (423)         456
                                                               ---------  ---------  ---------       ------
    Total....................................................  $   1,204  $     953  $   1,352    $   1,616
                                                               ---------  ---------  ---------       ------
                                                               ---------  ---------  ---------       ------

    The actual income tax expense differs from the expected tax expense (computed by applying the U.S. federal and corporate income tax rate of 34% to net income before income taxes) as follows:

                                                                                                 NINE MONTHS
                                                                     YEAR ENDED JUNE 30,            ENDED
                                                               -------------------------------    MARCH 31,
                                                                 1993       1994       1995         1996
                                                               ---------  ---------  ---------  -------------
Computed expected income tax expense.........................  $     950  $     818  $   1,190    $   1,299
Increase (reduction) in income tax expense resulting from:
  State income tax expense...................................        189        147        214          210
  Foreign taxes..............................................     --         --         --              (10)
  Other......................................................         65        (12)       (52)         117
                                                               ---------  ---------  ---------       ------
    Income tax expense.......................................  $   1,204  $     953  $   1,352    $   1,616
                                                               ---------  ---------  ---------       ------
                                                               ---------  ---------  ---------       ------

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(7) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                                   JUNE 30,
                                                                             --------------------   MARCH 31,
                                                                               1994       1995        1996
                                                                             ---------  ---------  -----------
Deferred tax assets:
  Accrued expenses.........................................................  $  --      $     176   $     219
  Expenses deductible in future periods....................................        484     --          --
  Other....................................................................     --             43          39
                                                                             ---------  ---------       -----
    Total gross deferred tax assets........................................        484        219         258
                                                                             ---------  ---------       -----
Deferred tax liabilities:
  Capitalized cost.........................................................         --        (27)       (513)
  Income taxable in future periods.........................................       (711)        --          --
  Property and equipment, due to differences in depreciation...............         (5)        (1)        (10)
                                                                             ---------  ---------       -----
    Total gross deferred tax liabilities...................................       (716)       (28)       (523)
                                                                             ---------  ---------       -----
    Net deferred tax assets (liabilities)..................................  $    (232) $     191   $    (265)
                                                                             ---------  ---------       -----
                                                                             ---------  ---------       -----

    The Company reported income and expense items on the cash basis for income tax purposes and the accrual method for financial reporting purposes during the years ended June 30, 1993 and 1994.

(8) STOCK INCENTIVE PLANS

    During fiscal 1992, the Company adopted, and the Board of Directors approved, a stock incentive plan for eligible employees, directors and outside consultants of the Company (the 1992 Plan). Either non-qualified or incentive stock options may be issued under this plan and are exercisable for a period of up to ten years from the date of grant. Certain of these options are subject to acceleration clauses. As of March 31, 1996, the Company had authorized issuance of such options to purchase up to an aggregate of 4,100,000 shares of its common stock. The options vest and are exercisable over various periods from the initial grant date.


    During fiscal 1996, the Company also adopted and the Board of Directors approved the 1996 Stock Option Plan for Nonemployee Directors (the 1996 Nonemployee Director Plan). Under the terms of the 1996 Nonemployee Director Plan, directors of the Company who are not employees of the Company or any subsidiary of the Company are eligible to receive non-qualified options to purchase shares of common stock. A total of 200,000 shares of common stock have been reserved for issuance upon exercise of stock options granted under the 1996 Nonemployee Director Plan. Upon election to the board of directors, each director is granted an option to purchase 20,000 shares, which option will vest over a three-year period (each a "Recruitment Grant"). Following the first annual meeting of shareholders after a Recruitment Grant is fully-vested, the nonemployee director holding such fully-vested Recruitment Grant will receive an option to purchase an additional 15,000 shares of Common Stock, which option will vest over a three-year period (a "First Renewal Grant"). Furthermore, following the first annual meeting of shareholders after a nonemployee director's First Renewal Grant is fully-vested, and following every third annual meeting of shareholders thereafter, such nonemployee director will be granted an option to purchase an additional 15,000 shares of Common Stock, which option will vest over a three-year period. The exercise price of options granted under the 1996 Nonemployee Director Plan may not be less than the fair market value of a share of common stock on the date of the grant of the option.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(8) STOCK INCENTIVE PLANS (CONTINUED)
    The following table summarizes stock option activity through March 31, 1996:

                                                                                             PRICE
                                                                               SHARES        SHARES
                                                                             ----------  --------------
Outstanding options at June 30, 1992.......................................   1,423,334  $  .136 - 0.16

Granted....................................................................   1,254,425     .160 - 1.03
Exercised..................................................................     (66,250)           0.16
Canceled...................................................................    (381,250)    .160 - 0.51
                                                                             ----------  --------------

Outstanding options at June 30, 1993.......................................   2,230,259     .136 - 1.03

Granted....................................................................   1,333,724     .030 - 1.73
Exercised..................................................................    (141,758)    .160 - 1.43
Canceled...................................................................    (269,808)    .160 - 1.73
                                                                             ----------  --------------

Outstanding options at June 30, 1994.......................................   3,152,417     .136 - 1.73

Granted....................................................................     664,635    1.730 - 3.55
Exercised..................................................................    (338,546)    .136 - 2.21
Canceled...................................................................    (107,351)    .160 - 3.55
                                                                             ----------  --------------

Outstanding options at June 30, 1995.......................................   3,371,155     .136 - 3.55

Granted....................................................................     546,000    3.550 - 4.02
Exercised..................................................................    (603,652)    .136 - 4.02
Canceled...................................................................    (124,407)    .160 - 4.02
                                                                             ----------  --------------

Outstanding options at March 31, 1996......................................   3,189,096  $  .136 - 4.02
                                                                             ----------  --------------
                                                                             ----------  --------------

    At March 31, 1996, 1,419,080 of the outstanding options were exercisable.

(9) PROFIT SHARING PLAN
    In January 1990, the Company adopted a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan requires participants to be at least 21 years of age and have completed at least one hour of service. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended June 30, 1993, 1994 and 1995 and the nine-month period ending March 31, 1996, the Company recognized discretionary matching contributions of $82, $45, $75 and $101, respectively.

(10) EMPLOYEE STOCK OWNERSHIP PLAN
    In  June  1995, the  Company established  an  Employee Stock  Ownership Plan
(ESOP) for all non-union U.S. employees. The ESOP is designed to invest primarily in common stock of the Company. Each nonunion employee of the Company or any affiliated company automatically participates in the ESOP on the January 1 or July 1 following such employee's date of hire.

    The general assets of the ESOP are held in trust under a Trust Agreement. The Company has appointed the Hawaiian Trust Company, Ltd. as the trustee ("Trustee"). The Trustee holds legal title to all assets of the ESOP and subject to applicable laws and the terms of the ESOP has the discretionary power to buy common stock and to sell common stock held by the ESOP.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(10) EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)
    The voting rights with respect to common stock held by the ESOP are exercised by the Trustee, as directed by the ESOP committee. In the case of a transaction such as a reorganization, recapitalization, merger, sale of substantially all assets, liquidation, dissolution or similar transaction which must be approved by the shareholders, the participants may direct the Trustee how to vote the common stock allocated to their Company stock accounts.

    A participant's account becomes fully vested and nonforfeitable after seven years of service with the Company, or earlier if the participant attains age 65, becomes totally disabled or dies. The participant's account vests at the rate of 10% per year for the first four years of employment, and at the rate of 20% per year for each year thereafter, until fully vested. The Company pays all administrative costs of the ESOP.

    The Company makes all contributions to the ESOP, which may be made in either cash or shares of common stock. The contributions to the ESOP for the year ending June 30, 1995 and the nine-month period ended March 31, 1996 consisted of cash of $300 and $318, respectively. Future contributions to the ESOP will be made at the Company's discretion.

(11) BUSINESS AND CREDIT CONCENTRATION
    Revenues from certain of the Company's largest customers individually exceeded 10% of revenues in the years ended June 30, 1993, 1994 and 1995 and for the nine month period ending March 31, 1996 as follows:

                                                                 1993        1994        1995        1996
                                                              ----------  ----------  ----------  ----------
Ohio State Teachers Retirement System.......................         78%         72%         38%         14%
AT&T Network Systems........................................         --%         --%         19%          2%
Lucent Technologies.........................................         --%         --%         --%         24%
Mississippi Public Employee Retirement System...............         --%         --%         --%         12%

    At June 30, 1994 and 1995 and March 31, 1996, the trade accounts receivable balances from these customers were $964, $2,014 and $1,956, respectively.

(12) RELATED PARTY TRANSACTIONS
    The Company issued notes receivable to its majority shareholder during fiscal years ended June 30, 1994 and 1995. The notes were forgiven during 1996. The amount of the notes and interest receivable at June 30, 1994 and 1995 and the nine-months ending March 31, 1996 were $100 and $-0-, $410 and $13 and $-0-and $10, respectively.

    The Company also issued notes receivable totaling $120, $385 and $514 to certain employees during the fiscal years ended June 30, 1994 and 1995, and the nine-month period ending March 31, 1996, respectively. The notes are due at varying dates through July 31, 1997 and bear interest at rates ranging from 4% to 7.1%. Interest receivable on these notes was $2, $6 and $2 at June 30, 1994 and 1995, and March 31, 1996, respectively. During fiscal 1995, a note receivable totaling $85 was extended to July 1995 and paid in full at that time.


    The Company has entered into a retirement and severance agreement with its founder, Steven L. Darrow, and (as of the date of the agreement, March 15, 1996) largest shareholder. Under that agreement, in exchange for his commitment not to compete with the Company for five years, the Company agreed to pay an amount equal to one year's salary, provide a continuation of medical benefits during his lifetime, forgive certain loans from the Company and pay resulting withholding taxes, and grant him and certain trusts and individuals to whom he had transferred stock certain "piggyback" registration rights. With respect to this agreement, the Company recorded $966 as a covenant not to compete and classified such amount under "other noncurrent assets." Additionally, the agreement provided for the acceleration of the exercisability of otherwise not yet exercisable stock options for

                        CLAREMONT TECHNOLOGY GROUP, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

(12) RELATED PARTY TRANSACTIONS (CONTINUED)

35,800 shares of the Company's common stock with an exercise price of $1.03 each, resulting in noncash compensation expense of $107. The Company also agreed to guarantee a loan for him if the guarantee was required by the lender, provided that the Company's guarantee was secured by a pledge of Company stock belonging to the founder, and to provide good faith cooperation if he wished to sell some of his stock in a transaction before the date of the Company's initial public offering.


    The Company retained a board member as a consultant through his consulting firm, and also directly as a part-time employee, for payments aggregating $113 in fiscal year 1993, $113 in fiscal year 1994, $113 in fiscal year 1995, and $39 in the nine months ended March 31, 1996. The consulting and employment arrangement with the board member ended effective April 26, 1996.

(13) COMMITMENTS AND CONTINGENCIES
    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

    The Company has approximately $500 of performance bonds outstanding as of March 31, 1996.

    The Company has entered into three year employment agreements with its president and chief financial officer. These agreements became effective upon retaining these individuals and provide for an initial base salary of $400 and $295, respectively. Each agreement states that if the executive's employment is terminated by the Company for reasons other than cause, the executive's base salary will continue for the longer of three years from the start date or six months from the termination date. Regardless of the reason for termination, each agreement contains commitments of noncompetition and nonsolicitation of the Company's personnel. These commitments last the longer of 18 months after departure from the Company, or for as long as base salary continues to be paid.

(14) BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION
    The Company operates primarily in one business segment, providing systems integration services. The Company's subsidiary in Canada accounted for $1,703 of total revenue and $179 of net income for the nine months ended March 31, 1996. Identifiable assets of this subsidiary were $1,623 at March 31, 1996.

    Revenue by geographical area is provided below:


                                                                                    NINE MONTHS ENDED
                                                       YEAR ENDED JUNE 30,              MARCH 31,
                                                 -------------------------------  ----------------------
                                                   1993       1994       1995                    1996
                                                 ---------  ---------  ---------     1995      ---------
                                                                                  -----------
                                                                                  (UNAUDITED)
United States..................................  $  15,667  $  15,713  $  26,730   $  18,791   $  31,972
Canada.........................................     --         --            562         197       1,703
                                                 ---------  ---------  ---------  -----------  ---------
    Total......................................  $  15,667  $  15,713  $  27,292   $  18,988   $  33,675
                                                 ---------  ---------  ---------  -----------  ---------
                                                 ---------  ---------  ---------  -----------  ---------


(15) SUBSEQUENT EVENTS
    On April 29, 1996, the Company's Board of Directors approved an increase in the authorized number of common and preferred stock to 25,000,000 and 10,000,000 shares, respectively. In addition, the Company's Board of Directors approved an increase of common stock reserved for issuance under the 1992 Plan to 5,000,000, subject to shareholder approval. The Company's shareholders approved such increases on May 17, 1996.

    On May 20, 1996, the Company issued a five year warrant to purchase 400,000 shares of common stock at an exercise price of $10.33 per share. The warrant is subject to certain antidilution rights.

[INSIDE BACK COVER GRAPHICS--Icon representations in color of the Company's industry sector focus]
        Captions: Communications
               Financial Services
               Pension/Retirement and Other Government Services
               Retail/Commercial Services

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the Registrant in connection with the offering described in this Registration Statement. All amounts, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimates.

SEC Registration Fee..............................................  $  21,097
NASD Filing Fee...................................................      6,400
Nasdaq Listing Fee................................................     35,110
Printing and Engraving Expenses...................................    130,000
Accounting Fees and Expenses......................................    125,000
Legal Fees and Expenses...........................................    300,000
Blue Sky Fees and Expenses (including fees of counsel)............     15,000
Transfer Agent and Registrar Fees.................................      7,000
Director and Officer Insurance....................................     50,000
Miscellaneous Expenses............................................    110,393
                                                                    ---------
    Total.........................................................  $ 800,000
                                                                    ---------
                                                                    ---------

- ------------
*  Estimate.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA,
Article IV of the Company's Second Restated Articles of Incorporation (the "Restated Articles") eliminates the liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.
Article IV of the Restated Articles requires the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

    Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

    The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

    Effective upon consummation of the offering, the Company will have entered into indemnity agreements with each executive officer of the Company and each member of the Company's Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since May 1, 1993, the Company has sold securities without registration under the Securities Act of 1933, as amended (the "Act") in the transactions and in reliance on the exemptions from registration described below.

    During the period from May 1, 1993 through May 15, 1996, the Company sold an aggregate of 1,112,472 shares of Common Stock for an aggregate purchase price of $626,633.39 to various employees pursuant to exercise of options granted under the 1992 Stock Incentive Plan in reliance on Rule 701 promulgated under the Act.

    During the period from May 1, 1993 through May 15, 1996, the Company issued options to purchase an aggregate of 2,993,959 shares of Common Stock pursuant to the 1992 Stock Incentive Plan in reliance on Rule 701 promulgated under the Act.

    On May 20, 1996 the Company issued a warrant to purchase up to 400,000 shares of Common Stock to DLJ Capital Corporation in reliance on Section 4(2) of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits


  NUMBER                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------
       1.0   Form of Underwriting Agreement**
       3.1   Second Restated Articles of Incorporation of Claremont Technology Group, Inc.**
       3.2   Second Amended and Restated Bylaws of Claremont Technology Group, Inc.**
       4.1   Retirement and Severance Agreement by and between Claremont Technology Group, Inc. and Steven
              L. Darrow dated March 15, 1996**
       4.2   Form of Shareholder Agreement under 1992 Stock Incentive Plan**
       5.0   Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP as to the legality of the securities being registered**
      10.1   Form of Indemnity Agreement between Claremont Technology Group, Inc. and each of its executive officers and directors**
      10.2   1992 Stock Incentive Plan, as amended
      10.3   Form of Stock Option Agreement Under 1992 Stock Incentive Plan**
      10.4   1996 Stock Option Plan for Nonemployee Directors**
      10.5   Letter of Agreement by and among Mr. Tony Martins, Ms. Anna Mara, Ms. Claude Gareau, Mr.
              Ronald Bastien, Tony Martins & Associs, Inc. and Claremont Technology Group, Inc. dated as of
              January 23, 1995**
      10.6   Employment Agreement by and between Claremont Technology Group, Inc. and Paul J. Cosgrave
              dated July 1, 1994**
      10.7   Employment Agreement by and between Claremont Consulting Group, Inc. (k/n/a Claremont
              Technology Group, Inc.) and Dennis M. Goett dated February 1, 1996**
      10.8   Employment Agreement by and between Claremont Technology Group, Inc. and Stephen Hawley dated
              February 5, 1993**
      10.9   Lease by and between Amberjack, Ltd. and Claremont Technology Group, Inc. dated January 13,
              1995, as amended**
      10.10  Lease by and between Birtcher Properties, Inc., Manager for Amberjack, Ltd., and Claremont
              Technology Group, Inc. dated November 27, 1991, as amended**
      10.11  Lease Agreement by and between TOW Ltd. and Claremont Technology Group, Inc. dated October
              1995**
      10.12  Claremont Technology Group, Inc. 401(k) Plan and Trust**
      10.13  Claremont Technology Group, Inc. Executive Bonus Participation Agreement**

  NUMBER                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------
      10.14  Claremont Technology Group, Inc. Employee Stock Ownership Plan**
      10.15  Business Loan Agreement between Bank of America Oregon and Claremont Technology Group, Inc.
              dated April 24, 1995, as amended**
      10.16  Common Stock Purchase Warrant issued by Claremont Technology Group, Inc. to DLJ Capital
              Corporation dated May 20, 1996**
      10.17  Settlement Agreement and Release dated May 20, 1996 by and between Claremont Technology Group,
              Inc. and DLJ Capital Corporation and associated funds**
      11.0   Computation of Earnings Per Share**
      21.0   Subsidiaries of the Registrant**
      23.1   Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as
              Exhibit 5.0)**
      23.2   Consent of KPMG Peat Marwick LLP
      24.0   Powers of Attorney (included in signature page in Part II of the Registration Statement)**
      27.0   Financial Data Schedule**


- ------------

    **  Previously filed.


    (b) Financial Statement Schedules

    None.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c)  The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaverton, State of Oregon, on July 1, 1996.


                                          CLAREMONT TECHNOLOGY GROUP, INC.

                                          By         /s/ PAUL J. COSGRAVE

                                            ------------------------------------
                                                      Paul J. Cosgrave
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been duly signed by the following persons in the capacities indicated on July 1, 1996.


                  SIGNATURE                                                  TITLE
- ---------------------------------------------  ------------------------------------------------------------------

                /s/ PAUL J. COSGRAVE
    ------------------------------------       President, Chief Executive Officer and Director (Principal
              Paul J. Cosgrave                  Executive Officer)

                 /s/ DENNIS M. GOETT
    ------------------------------------       Chief Financial Officer and Director (Principal Financial and
               Dennis M. Goett                  Accounting Officer)

                              *
    ------------------------------------       Director
             Neil E. Goldschmidt

                              *
    ------------------------------------       Director
              Phillip W. Seeley

                              *
    ------------------------------------       Director
               Jerry L. Stone

        *By:    /s/ PAUL J. COSGRAVE
        -------------------------------
                Paul J. Cosgrave
                Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIALLY
  NUMBER                                             DESCRIPTION                                           NUMBERED PAGE
- -----------  -------------------------------------------------------------------------------------------  ---------------
       1.0   Form of Underwriting Agreement**...........................................................
       3.1   Second Restated Articles of Incorporation of Claremont Technology Group, Inc.**............
       3.2   Second Amended and Restated Bylaws of Claremont Technology Group, Inc.**...................
       4.1   Retirement and Severance Agreement by and between Claremont Technology Group, Inc. and
              Steven L. Darrow dated March 15, 1996**...................................................
       4.2   Form of Shareholder Agreement under 1992 Stock Incentive Plan**............................
       5.0   Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP as to the legality of the securities being registered**........................................................................
      10.1   Form of Indemnity Agreement between Claremont Technology Group, Inc. and each of its executive officers and directors**........................................................
      10.2   1992 Stock Incentive Plan, as amended......................................................
      10.3   Form of Stock Option Agreement Under 1992 Stock Incentive Plan**...........................
      10.4   1996 Stock Option Plan for Nonemployee Directors**.........................................
      10.5   Letter of Agreement by and among Mr. Tony Martins, Ms. Anna Mara, Ms. Claude Gareau, Mr.
              Ronald Bastien, Tony Martins & Associs, Inc. and Claremont Technology Group, Inc. dated as of January 23, 1995**.....................................................................
      10.6   Employment Agreement by and between Claremont Technology Group, Inc. and Paul J. Cosgrave
              dated July 1, 1994**......................................................................
      10.7   Employment Agreement by and between Claremont Consulting Group, Inc. (k/n/a Claremont
              Technology Group, Inc.) and Dennis M. Goett dated February 1, 1996**......................
      10.8   Employment Agreement by and between Claremont Technology Group, Inc. and Stephen Hawley dated February 5, 1993**..................................................................
      10.9   Lease by and between Amberjack, Ltd. and Claremont Technology Group, Inc. dated January 13,
              1995, as amended**........................................................................
      10.10  Lease by and between Birtcher Properties, Inc., Manager for Amberjack, Ltd., and Claremont
              Technology Group, Inc. dated November 27, 1991, as amended**..............................
      10.11  Lease Agreement by and between TOW Ltd. and Claremont Technology Group, Inc. dated October
              1995**....................................................................................
      10.12  Claremont Technology Group, Inc. 401(k) Plan and Trust**...................................
      10.13  Claremont Technology Group, Inc. Executive Bonus Participation Agreement**.................
      10.14  Claremont Technology Group, Inc. Employee Stock Ownership Plan**...........................
      10.15  Business Loan Agreement between Bank of America Oregon and Claremont Technology Group, Inc.
              dated April 24, 1995, as amended**........................................................
      10.16  Common Stock Purchase Warrant issued by Claremont Technology Group, Inc. to DLJ Capital
              Corporation dated May 20, 1996**..........................................................
      10.17  Settlement Agreement and Release dated May 20, 1996 by and between Claremont Technology
              Group, Inc. and DLJ Capital Corporation and associated funds**............................
      11.0   Computation of Earnings Per Share**........................................................
      21.0   Subsidiaries of the Registrant**...........................................................
      23.1   Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as
              Exhibit 5.0)**............................................................................
      23.2   Consent of KPMG Peat Marwick LLP...........................................................
      24.0   Powers of Attorney (included in signature page in Part II of the Registration
              Statement)**..............................................................................
      27.0   Financial Data Schedule**..................................................................


- ------------

    **  Previously filed.